6



06016631

# 82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME The Chilodiell Corp.

*CURRENT ADDRESS

PROCESSED

SEP 0 8 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 02579 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dw

DAT : 9/7/06





# Annual Report 2005


Pseudo wells
Original Top GCU
N

## The Philodrill Corporation

# Table of Contents



# Financial Highlights

(In Thousands of Pesos)

| | December 31 | |
|---|---|---|
| | 2005 | 2004 (As Restated) |
| **FOR THE YEAR** | | |
| Revenues from Petroleum Operations | **78,739** | 37,575 |
| Investment Income | **38,282** | 9,710 |
| Interest and Other Income | **16,518** | 13,018 |
| Net Income (Loss) | **2,745** | (308,282) |
| **AS OF END OF YEAR** | | |
| Total Assets | **2,293,019** | 2,210,921 |
| Current Liabilities | **496,235** | 297,350 |
| Noncurrent Liabilities | **660** | 148,874 |
| Net Worth | **1,796,124** | 1,764,696 |
| Authorized Capital | **1,550,000** | 1,550,000 |
| Issued and Subscribed Capital | **1,534,944** | 1,534,944 |

**DEAR FELLOW STOCKHOLDERS:**

We are pleased to submit your company's Financial and Operations Report for the calendar year ended December 31, 2005.

**Financial Performance**

Your company's revenues more than doubled in 2005 compared to the previous year's level, reaching ₱133.5 million from ₱60.3 million in 2004. Revenues generated from petroleum operations in northwest Palawan increased 110% from ₱37.6 million to ₱78.7 million due to a combination of increased oil production and rising crude prices in the world market. Another major revenue contributor consisted of equitized income from your company's investments in EDSA Properties Holdings, Inc. (EPHI) and Penta Capital, which increased to ₱38.3 million from ₱9.7 million last year. The significant increment in equitized earnings is attributable to the much improved profitability of EPHI in 2005.

Total costs and expenses declined by 65% from ₱368.2 million in 2004 to ₱130.0 million in 2005. The decrease was due mainly to the absence in 2005 of the ₱255.7 million loss which your company incurred in 2004 on the 201 million EPHI shares which were taken over by the Development Bank of the Philippines (DBP) in settlement of our loan with that bank. As reported in last year's annual report, these shares were auctioned by DBP at a price which was significantly lower than their carrying value in the company's books, thus giving rise to the loss. Another large expense item in 2004 was the ₱37.5 million writedown of your company's deferred costs related to the erstwhile GSEC 75 Central Luzon Project where we relinquished our participation based on the recommendation of our technical staff. In 2006 your company made a smaller writedown representing our participation in the southwest Palawan exploration project (formerly GSEC 91) amounting to ₱4.6 million in line with our objective of focusing your company's resources on production and exploration areas with more favorable hydrocarbon potential.

Petroleum production related expenses increased from ₱28.0 million to ₱53.8 million on account of the improved oil production coupled with the generally higher level of expenses experienced in 2006. The same trend occurred in general overhead which grew from ₱14.9 million to ₱23.0 million. Interest expense rose from ₱32.0 million to ₱48.6 million due to the increased level of borrowings as well as the full charging against current operations of all borrowing costs as dictated by the new accounting standards. However we foresee a substantial decline in your company's interest costs in the coming year as we proceed with the planned sale of some of our non-oil assets to bring down your company's interest-bearing obligations to a more manageable amount and at the same time generate funds to enable us to provide better support for our core business of petroleum exploration and production.

The significant increase in your company's revenues combined with the large reduction in the overall level of expenses enabled your company to post a modest income of ₱2.7 million in 2005. This is a dramatic turnaround from the ₱308.3 million loss incurred during the preceding year.

Your company's total assets of ₱2.29 billion as of end-2005 was about ₱82.0 million higher than the ₱2.21 billion level of the previous year. The investments account went up by ₱57.7 million as a result of the equitization of income relating to some of our investments coupled with the decline in the valuation reserve pertaining to our stock investments in listed companies. Trade receivables increased by ₱13.6 million on account of the higher level of crude sales to Pilipinas Shell by the SC 14 consortium of which your company is operator.

Total liabilities as of end-2005 stood at ₱496.9 million, up by ₱50.7 million from last year's level. Your company received additional borrowings from an affiliate in order to retire certain bank loans whose collateral consisted in part of shares of stock that your company plans to sell as mentioned in the preceding section of this letter. We project that once the sale of the shares is consummated, the level of our interest-bearing debt will be reduced dramatically, resulting to a large savings in interest cost and relieving our existing debt burden. We intend to pursue a sustained debt reduction program which hopefully will enable your company to emerge practically debt-free over the short term. Barring unforeseen developments, the relatively large revenues that your company stands to receive from the Galoc Project in SC 14 to be followed by the Octon Project in SC 6A as discussed in the succeeding part of this letter should enable us to expeditiously achieve the above objective.

Stockholders' equity increased by ₱31.4 million to ₱1.8 billion as of year-end 2005. This was mostly due to the decline in the general valuation reserve pertaining to your company's listed stock investments as a result of the appreciation in their market prices as traded in the stock exchange. Our ₱2.7 million net income for 2005 contributed a minor part to the increase in total equity.

**Petroleum Operations**

The Nido and Matinloc fields produced an aggregate of 208,000 barrels of crude in 2005, representing a 50% improvement over the 2004 output. This is the favorable outcome of the measures instituted by your company as operator of the SC 14 consortium to enhance production and at the same time prolong the economic life of the existing fields. The crude shipments were all delivered to Pilipinas Shell with which the consortium has an exclusive crude supply contract.

Aside from the improved production, the continued surge in crude prices in the world market had a strong positive impact on sales revenues during the year under review. The average price for crude deliveries in 2005 (gross of government share and shipping cost) was US$47.00 per barrel as against the average of US$33.66 per barrel in 2004. We are also pleased to report that in line with our continuing effort to bring down operating and overhead costs, we successfully negotiated and signed a crude transport agreement for Nido oil with a local shipping company in December 2005. Under the terms of this new shipping contract, we expect to generate savings of as much as 50% in shipping cost. This should further improve the profitability of existing operations in the succeeding years. With regard to the existing hauler of Matinloc crude, the shipping contractor had, as this letter was being prepared, agreed to temporarily reduce its share in the revenues, to allow for the accumulation of funds for the construction of a fire control system and upgrading of the existing buoy to minimize disruptions during loading operations.

The year under review saw some major developments concerning the Galoc Project in SC 14 which was farmed out in 2004 to Team Oil and Cape Energy. In order to accelerate the development of the Galoc field, Team Oil and Cape Energy convinced Vitol, a large Dutch company involved in international commodity trading and oil exploration, to join the consortium and provide financing as well as technical expertise to the project. The entry of Vitol resulted in the formation of Galoc Production Company (GPC), a joint venture company which will operate and finance the development of the Galoc field. The Department of Energy (DOE) has approved the assignment of a 58.29% participating interest to GPC by the Filipino partners, and GPC in turn will provide financing for the share of the local partners in the total project cost, now placed at around US$100 million inclusive of contingencies. The Filipino group owns a post-farmout equity of 19.43% in Galoc out of which your company has a 6.397% participating interest.

The DOE has given its conditional approval to the Plan of Development (POD) submitted by GPC, which basically involves the putting up a two-well subsea production facility tied back to a floating production and storage vessel. Production well drilling is expected by mid-2007 with initial crude production projected by the fourth quarter of the same year at around 25,000 barrels per day. GPC has concluded with the DOE the Extended Production Test (EPT) agreement and will receive from the Department of Environment and Natural Resources (DENR) the Environmental Clearance Certificate (ECC) for the project by end of July 2006 which will clear the way for its full implementation.

In August 2005, the Octon block of SC 6A where your company is operator received a farm-in offer from Vitol. Vitol has apparently seen the potential synergy of jointly developing the Galoc and Octon fields, considering that Octon is situated only nine kilometers away from Galoc. The cost of certain facilities as well as operating and administrative overhead could be shared, thereby enhancing the economic viability of both fields.

The SC 6A consortium has carefully studied Vitol's offer, and there is a strong possibility that the farm-in agreement could be signed by mid-July 2006. Based on tentative farm-in terms as of this writing, Vitol will acquire 70% equity and operatorship in the Octon block with a 12-month option to commit to drilling an exploratory well outside of Octon, in the northern area of SC 6A. In exchange, Vitol will undertake to fully carry the farming out parties through the Octon field development and/or the drilling of the exploration well in the northern block. Your company has a 43.33% participating interest in SC 6A which will be diluted to 12.999% interest after the farmout.

The other non-producing areas of SC 6 and 14 continue to receive strong interest from both local and foreign companies which are prepared to invest considerable financial and technical resources to bring back these areas into production in exchange for equity in the service contract. These dormant fields consisting among others, of West Linapacan, Cadlao, Libro and Tara, were rendered uneconomic and were shut down many years ago because of low oil prices. The sustained upsurge in crude prices in the world market due to strong demand coupled with political uncertainties in the Middle East has transformed the viability aspect of these presently non-producing blocks. This bodes well for your company as well as our partners because the eventual revival of these fields would generate revenues that will supplement the income from our existing and prospective projects such as Galoc and Octon.

In West Linapacan, a foreign company is preparing to undertake a due diligence review of the block preparatory to the signing of a memorandum agreement that would define the work program commitment prior to the execution of a farm-in agreement. Although some of our partners have indicated their desire not to farm out their interest in West Linapacan, your company believes that it is to our best interest to pursue this undertaking. The proposed work program that the farminee will implement should enable the consortium to comply with its work commitment to the DOE and at the same time pave the way for the eventual resumption of crude production in West Linapacan where relatively large oil reserves might still remain untapped.

The proposed farmouts of the other areas of interest in SC 6 and 14 are now in varying stages of finalization. We are confident that most of the remaining unresolved issues between our consortia and the farming in parties involving the terms and conditions of the farmout would be eventually resolved to allow the expeditious implementation of these projects which are for the most part no longer exploratory in nature. When eventually completed, the oil that will be produced from the restored wells could generate a significant amount of revenues for the parties involved in view of buoyant crude prices. As an added benefit, farmouts enable the local consortia to comply with their work obligations to the DOE under the service contracts without spending much-needed funds.

In the Sulu Sea area (SC 41), your company together with a group of Filipino partners took over the service contract after the foreign participants led by the erstwhile operator Unocal decided to withdraw in early 2005 following the negative result of two exploration wells drilled in mid-2004. We chose to maintain our participation in this project because our technical staff remain confident about the hydrocarbon potential of the Sulu Sea basin. In addition, the requisite work program under the service contract has been substantially complied with while the existing commitment expenditure is considered manageable. Our consortium has completed negotiations with Tap Oil Limited of Australia for them to acquire 58% interest in return for 300 $km^2$ of 3D seismic. This will relieve the financial burden on the Filipino partners and at the same time revive and accelerate exploration efforts in this area.

Your company continues to maintain its participation as a carried partner in the onshore Mindoro block (formerly GSEC 98, now SC 53). The new operator and awardee of the service contract, Laxmi Organic Industries Ltd. of Thailand (Laxmi), accepted the participation of a small Filipino group led by your company in recognition of our knowledge and experience in the exploration of the Mindoro area. Our group was granted a 30% participating interest (with your company retaining 22%) and a full carry on costs up to the first mandatory well, in exchange for an assignment of 70% of our cost recovery account together with 70% of the Filipino Participation Incentive Allowance (FPIA).

Regarding our deepwater project in northwest Palawan known as the SWAN Block (formerly GSEC 83 and 86), the consortium's new GSEC application which was later upgraded to a full service contract application remains pending with the DOE. Our consortium is evaluating certain legal aspects of our involvement in this area following the DOE's grant of service contracts to PNOC-EC whose coverage overlapped our block. We intend to explore all viable options to preserve our interest in this area.

**Other Investments**

EDSA Properties Holdings, Inc. (EPHI), in which your company had a 5.08% ownership as of end-2005, experienced a banner year with a consolidated profit of ₱772 million. There was a dramatic increase in the company's consolidated revenues mainly as a result of the booking of sales of luxury condominium units from the Shang Grand Tower Project in Makati which was completed in 2005. Rental income from the Shangri-La Mall and the EDSA Shangri-La Hotel likewise improved together with the equitized earnings from KSA Realty which owns The Enterprise Centre building in Makati.

The management of EPHI remains confident about the future growth and profitability of the company, which launched in 2005 its second condominium project, known as St. Francis Towers, adjacent to the Shangri-La Mall and scheduled for completion sometime in 2008. The initial sales statistics appear encouraging due to the attractive location of the project. The increase in the company's mainstream income from rentals is expected to be sustained as customer traffic in the mall and the hotel continues to grow. With the tightening supply of premium office space in Makati, there should be continued improvement in rental revenues from The Enterprise Centre.

As of the date of this letter, your company has sold 50% of its holdings in EPHI at a premium over the prevailing market price of the shares, but below our carrying cost, part of which consisted of the income equitized from EPHI over the past years. We intend to complete the sale of the remaining shares later this year. This divestment is the culmination of our efforts over the past three or four years, which we have been reporting to you, to sell some of your company's non-oil assets in order to alleviate our debt position and enable us to focus more of our attention on our core business of petroleum exploration and production. The sale of all of our EPHI holdings would take out almost ₱250 million in liabilities from your company's balance sheet and around ₱40 million in annual interest charges from our income statement.

Penta Capital Investment Corporation (PCIC), where your company owns 40% equity, reported a consolidated 2005 after-tax income of ₱15 million, down by more than 40% from the previous year's profit level on account of a sharp decline in the company's fee-based revenues. PCIC's management attributed this to a much lower volume of investment banking opportunities in the midst of the domestic political tension and uncertainty that prevailed in 2005 coupled with rapidly escalating energy costs.

The company projects a better outlook for 2006 with the expected closure of at least two major investment banking deals which are seen to generate relatively substantial advisory fees and other income. Attention will likewise be given to the expansion of money market and lending operations towards improving the level of income from these sources, while at the same time improving operational efficiency aimed at reducing the company's operating costs.

Your company has a 4.65% stake in Anglo Philippine Holdings Corporation (APHC), an affiliate with core investment holdings in the EDSA Metro Rail Transit III, MRT Development Corporation and the North Triangle commercial center project. APHC also has equity participations in various oil and mineral exploration contracts. In 2005, the company acquired a 20% equity interest in Atlas Consolidated Mining & Development Corporation. APHC reported a net income of P308 million in 2005 from a ₱204 million profit in 2004.

**Summary and Outlook**

We believe that the developments over the past 18 months up to the writing of this letter have, on balance, been largely favorable to your company. On the petroleum side of our business, our modest production from the Nido and Matinloc fields in Palawan has benefited greatly from the buoyant crude prices and the cost reduction measures that we have implemented. Our increased revenues have enabled us to recover from the loss that we sustained in 2004 despite the higher level of operating costs, interest charges and overhead expenses. The steady progress towards the full-scale development of the Galoc field with the possible integration of Octon in this project provides us with a strong sense of optimism about the future of your company. We have reason to believe that Galoc could be in production by the fourth quarter of 2007. The eventual farmout of the other areas in SC 6 and 14 where your company is a partner should further improve our medium term profitability outlook. We would like to highlight the fact that the development of these projects will not pose a burden on your company's finances because the farmout terms that we negotiate normally involve a full carry on costs for the farming out parties. The same arrangement applies to our other exploration areas in onshore Mindoro and south Sulu Sea.

Our non-oil equity investments continue to be profitable and likewise do not pose any financial drag. These equity holdings have been an effective counterbalance to our petroleum business since the mid-1980s especially during those times when oil production was low and crude prices were depressed. However, necessity dictates that we now again utilize these investments to serve their intended purpose. As we have earlier mentioned, we have started to sell a portion of our shareholdings to bring our debt position to a more manageable level and at the same time generate substantial interest savings in the meantime that the expected bigger petroleum revenue inflows are still forthcoming. This is in line with our aim to restore your company's profitability and dividend-paying capacity as well as achieve a debt-free status within two or three years. From our present vantage point, we are confident that with the grace of our Lord and your continued support and confidence for which we are always thankful, these goals are within our reach.

Finally, we wish to take this opportunity to express our deep gratitude to our directors, for their guidance and wise counsel, and to our employees, for their loyalty and dedication. We also wish to convey our thanks, appreciation and best wishes to our directors who have tendered their resignation from the board, Messrs. Gerard H. Brimo, Teodoro L. Locsin, Jr. and Maximo G. Licauco III, for their long and devoted service to your company.



**ALFREDO C. RAMOS**
*Chairman and President*

June 30, 2006

1.0 SERVICE CONTRACT NO. 6A (Octon)

Block operator PHILODRILL continued to promote the Octon Block to prospective partners after the Farmout Agreement with Rock Oil International, Inc. lapsed in September 2004. In early 2005, the company received expressions of interest from a number of companies including Black Gold Resources, Commissioning Services, Inc., and Kuwait Foreign Petroleum Exploration Company. For varying reasons, however, no farm-out deal was concluded. This came about at the time of intensified political noise in the country.

In August, Vitol GPC Investments S.A. expressed interest to farm-in into the Octon Block. Together with Cape Energy and Team Oil, Vitol are developing the nearby Galoc Field. Vitol deemed it logical to integrate the development of the Octon Field with the Galoc Field.

Vitol's initial plan for the Octon Block includes appraisal/development of the Octon Field with a plan to drill a directional well in the direction of the Octon - 2 and Octon - 3 wells and drilling of two exploration wells in the SC6A block outside of the Octon area. In exchange for a full carry of all the consortium members, Vitol will earn an undivided 70% equity and will get the operatorship of the SC 6A Block.

As of time of writing, Vitol has yet to complete their technical and legal due diligence of the Octon Block. Subject to the satisfactory completion and results of the study and Vitol's management approval, the farm-in agreement, currently under review, may soon be concluded.

PHILODRILL has substantial equity share in the block, maintaining a 43.33% participating interest.

2.0 SERVICE CONTRACT NO. 6 (Cadlao)

For the most part of the year, the Cadlao consortium continued to review and negotiate the farm-in proposal of Alcorn Gold Resources Corp. (AGRC) to re-activate the Cadlao Field. AGRC proposed to fund, among others, the underwater survey of facilities as well as repairs and production tests. The farminee had set a budget of about $2.5M for these activities. Thereafter, an additional $3.5M will be needed for the contemplated deployment of surface production and storage facilities.

Up until December 2005, at least one consortium member had not given its approval to the terms and conditions of the farm-in offer. The considerable delay in the negotiations had prompted AGRC's project backers and foreign contractors and suppliers to walk away from the project.

PHILODRILL is a carried interest partner with no voting rights in the consortium, although it acted as the block operator since August 2004. As of the time of writing, a new operator has been nominated after PHILODRILL resigned as Operator of the Cadlao Block in February 2006.

3.0 SERVICE CONTRACT NO. 6B (Bonita)

Exploration activities on the SC 6B Bonita Block remain suspended.

In October 2005, Basic Petroleum and Minerals, Inc. (BPMI) expressed their intent to farm-in into the SC 6B Block. BPMI offered to conduct, at their own expense, seismic and subsurface studies to firm up recoverable reserve estimates and forecast potential production rates and performance from the Bonita Field. The Bonita - 1 well, drilled in 1989, flowed at a maximum rate of 1,077 barrels of oil per day during tests.

On the basis of BPMI's farm-in offer, a work program for 2006 consisting of the aforementioned activities at an initial budget of $50,000 was submitted to the Department of Energy. Communications and negotiations between BPMI and the Bonita consortium are ongoing for mutually acceptable farm-in terms.

PHILODRILL maintains a 21.875% interest on the SC 6B Bonita Block.

4.0 SERVICE CONTRACT NO. 14 (Nido and Matinloc Production Blocks)

Operations Review

The combined oil production from the Nido and Matinloc Fields totaled 208,438 barrels, up by 50.5% from the fields' combined output of 138,503 barrels in 2004. The significant increase was largely due to the more frequent liftings following the successful implementation of various production-enhancement measures undertaken for both fields.

The consortium completed a total of fifteen (15) shipments from the two fields in 2005, all with Pilipinas Shell Petroleum Corporation (Shell) with whom the consortium signed a second one-year crude oil sales agreement in November 2005. Under the agreement, Shell is committed to procure from the consortium a nominated volume of 222,000 barrels of crude up to November 2006.

The consortium likewise signed an 11-month contract for carriage with Delsan Shipping for the transport and delivery of the Nido production to Shell in Batangas using the vessel M/T Gomburza from January 2006 - November 2006.

Nido - 1X1 Proposal

PHILODRILL received an offer from Basic Consolidated Inc. to farm-in into Service Contract 14A. Basic offered to conduct a detailed study to validate the Nido 1X1 feature and conduct an economic evaluation of the prospect as part of their farm-in work program. These studies will be undertaken by Basic prior to the earning program of drilling the Nido 1X1 and putting it into production.

In connection with the offer of Basic, PHILODRILL requested the Department of Energy to amend the Service Contract 14 and to re-configure the Nido Block to facilitate the crafting and finalization of the farm-in agreement.

The hydrocarbon potential of the Nido 1X1 feature was first confirmed in 1979. A well drilled in the structure flowed oil at up to 2,100 barrels per day. This feature has estimated oil reserves of between 2 to 8 million barrels.

5.0 SERVICE CONTRACT NO. 14 C-1 (Galoc)

The group of Team Oil, Cape Energy and Advanced Well Technologies first expressed their interest to farm-in into the Galoc Block in March 2004, with the intention to do a phased development of the Galoc Field. With the positive results of the group's initial technical, legal and economic evaluations, a farm-in was pursued and finally signed with the Galoc Consortium in September 2004.

In March 2005, Cape Energy and Team Oil entered into an agreement with Vitol for the financing of the development program for the Galoc Field. Vitol, a private group based in the Netherlands, is heavily involved in commodity trading, with a focus on physical oil marketing globally. It is also active in twelve exploration areas all over the world. It also owns and operates refineries, terminals and pipelines worldwide. Vitol agreed to commit an initial $9 million to the Galoc Production Company (GPC), a joint venture company formed by Cape Energy and Team Oil to undertake the Galoc development. Vitol likewise agreed to underwrite a further $60 million in respect of additional developmental capital.

By virtue of the farm-in, a Deed of Assignment was submitted to and approved by the Department of Energy in August 2005, earning for GPC a 58.29075% interest corresponding to 75% of the consortium members except Nido Petroleum, which did not farm-down. GPC likewise gained the operatorship of the block. PHILODRILL's new equity interest on the Galoc Block now stands at 6.397%.

The DOE approval of the farm-in paved the way for GPC's setting up and forming core groups that thoroughly evaluated the project. GPC's continuing evaluation works have significantly upgraded the reservoir outlook for the Galoc Field and have elevated the start-up production from between 15,000 to 25,000 barrels per day, with the oil production targeted to commence in the third quarter of 2007. A master Plan of Development (POD) was prepared and submitted to the Department of Energy who gave a conditional approval, subject to the execution of an Extended Production Test (EPT) agreement between GPC and DOE. The Galoc POD is anchored on a two-well development program, with a sub-sea tie-back to a floating production and storage facility. The major contracts for the different sub-phases of the project now depend on the timely and orderly execution of the EPT agreement.

6.0 SERVICE CONTRACT NO. 14 C-2 (West Linapacan)

In May 2005, Alcorn Gold Resources Corp. (AGRC) and Basic Consolidated Inc. submitted separate proposals for the re-activation of the West Linapacan Field. Both proposals offer to pay for the initial geophysical study of the block as well as petrophysical and engineering studies on the West Linapacan Field. Instead of pursuing competing farm-in offers, the consortium prevailed upon the two parties to submit instead a joint proposal. Both jointly proposed a second phase, involving drilling and completion, if results of the initial phase are positive, which will earn for them 75% equity on the block. Parallel to the Basic/AGRC farm-in, a joint proposal from Basic Petroleum & Minerals Corp. and Forum Energy Plc. was also received as well as a separate proposal from Guidance Management Corp. Unfortunately, none of these proposals progressed into a full farm-in.

**2005 Crude Oil Production Summary** (in barrels)

| | Nido | Matinloc | 2005 Total | *2004 Total* |
|---|---|---|---|---|
| January | 23,446 | 4,182 | **27,628** | *9,040* |
| February | 8,843 | 3,847 | **12,690** | *5,224* |
| March | 322 | 7,683 | **8,005** | *0* |
| April | 13,567 | 9,727 | **23,294** | *3,472* |
| May | 13,392 | 11,098 | **24,490** | *9,372* |
| June | 9,612 | 13,414 | **23,026** | *5,497* |
| July | 0 | 9,449 | **9,449** | *20,138* |
| August | 13,903 | 1,967 | **15,870** | *4,314* |
| September | 0 | 5,185 | **5,185** | *22,245* |
| October | 16,915 | 8,949 | **25,864** | *26,038* |
| November | 13,399 | 8,230 | **21,629** | *3,717* |
| December | 7,187 | 4,121 | **11,308** | *29,446* |
| **Total** | **120,586** | **87,852** | **208,438** | *138,503* |

Vitol also expressed interest in re-activating the West Linapacan Field. In September 2005, PHILODRILL received their proposed farm-in work program which would comprise detailed subsurface studies and review and probable survey of existing subsea equipment, preparation of well re-entry program and/or design of appraisal/development well, and integration of appraisal/development plan with the ongoing Galoc project. PHILODRILL provided Vitol with technical data to assist them in their due diligence.

In November, however, Vitol decided not to proceed with the farm-in and cited the significant uncertainty in the field's recoverable volume, which they perceived to have limited upside potential, as the main reason behind their decision.

The West Linapacan consortium recently received an expression of interest from Framework Solutions, a Singapore-based company acting as arranger for a multi-strategy US-based fund interested in investing in the re-development of the West Linapacan Field. Framework has already started discussions with PNOC, which had expressed interest in undertaking a significant role in the re-development of the field. Block operator PHILODRILL is keenly pursuing the Framework/PNOC interest.

7.0 SERVICE CONTRACT NO. 41 (Sulu Sea)

In January 2005, operator UNOCAL informed the partners of their intent to drop out of the service contract. UNOCAL's appreciation of their last two wells, the Zebra-1 and Rhino-1 drilled back-to-back in June - July 2004 which both yielded generally negative results, prompted this decision. UNOCAL officially withdrew from the consortium in February 2005, followed shortly by partners BHP Billiton, Sandakan Oil (OXY) and TransAsia Oil & Energy Development Corp, leaving a small all-Filipino consortium to continue on with the contract.

The drilling of the two wells, through the efforts of the previous consortium, fully complied the work requirements of the contract through to the end of SC Year 7. The new consortium, on the other hand, had successfully negotiated a reduction in the work commitment as the contract entered its 8th contract year in May 2005. In lieu of the yearly 1 well commitment, the consortium had started implementing a geological and geophysical program which, as envisaged, will re-evaluate the petroleum play concepts for the area in the light of the two failed wells drilled in 2004. The program will also incorporate efforts to farm-out the block. Total cost of the program is about US$100,000. Basic Consolidated was designated as the block operator for SC Year 8.

PHILODRILL maintains a 15.48% interest on the SC 41 Sulu Sea Block.

### 8.0 SERVICE CONTRACT NO. 53 (Onshore Mindoro)

The Geophysical Survey and Exploration Contract (GSEC) No. 98 – Onshore Mindoro Block expired September 23, 2003. However, the DOE granted limited extension of the contract to PHILODRILL to pursue negotiations with PNOC-EDC which earlier indicated interest to farm-in. The DOE also allowed the operator to seek other farminees. The PNOC-EDC farm-in did not materialize, as well as that of Sen Hong Resources Ltd.

Towards the end of 2004, however, Laxmi Organic Industries Ltd (LAXMI) of Thailand and VAMEX (Vietnam) jointly expressed interest on the block. PHILODRILL negotiated its participation in the exploration of the block as a carried partner. PNOC-Exploration Corporation (PNOC-EC) also expressed interest to participate in the effort. The DOE spearheaded the negotiations among the interested parties but PNOC-EC and VAMEX later dropped out of the initial negotiations. The DOE eventually awarded Service Contract No. 53 to LAXMI in July 2005.

In consideration of PHILODRILL's long established scientific knowledge and competence, adequate database, and logistical experience in exploring the hydrocarbon potential of the Mindoro area, LAXMI partnered with PHILODRILL, giving it a carry on its 30% share of costs in relation to the fulfillment of the contract obligatory work programs. PHILODRILL and LAXMI both executed a Participation Agreement (PA) in August 2005. The DOE formally approved the PA in February 2006.

Under the agreement, PHILODRILL and two other Filipino companies, Anglo Philippine Holdings and Basic Consolidated, Inc. who were both participants in the previous GSEC No. 98, are carried up to the completion of the first mandatory well, in exchange for LAXMI getting 70% of the historical recovery account and 70% of the FPIA (Filipino Participation Incentive Allowance).

The Onshore Mindoro consortium is now crafting a new Operating Agreement that will govern the contract and the rights and obligations of all the parties. PHILODRILL holds a 22% interest in the block.

### 9.0 SWAN BLOCK (Deepwater Northwest Palawan)

The application for a new GSEC submitted by the consortium in April 2001 remained pending with the Department of Energy. Despite the inclusion of the SWAN Block in the areas bidded out by the government under the first Philippine Contracting Round, the consortium did not receive any notification from the DOE that they were rescinding the application. As there was no company that bid over the area during and immediately after the contracting round, the consortium initiated the conversion of the GSEC application into a full service contract application. This was consistent with the new DOE practice of awarding only service contracts. PHILODRILL and the DOE exchanged communications, indicating that the submitted application appeared to be valid and subsisting at the time.

However, the DOE granted instead new service contracts that both partially covered the area being applied for by the consortium. PNOC-EC's Service Contract No. 57 – Calamian Block, awarded on 15 September 2005, covered the northern half of the SWAN Block where there are several viable prospects in the general trend of the Malampaya-San Martin-Bantac discoveries. The DOE followed this up with yet another contract award to PNOC-EC on 12 January 2006. The Service Contract No. 58 – West Calamian Block covered the rest the SWAN area.

The consortium is presently re-assessing its legal hold on the area in view of the recent developments on the SWAN Block. One of the options being considered is to negotiate with PNOC-EC on the possible participation of the consortium in their exploration of the area.

### 10.0 SOUTHWEST PALAWAN BLOCK

The application for a new GSEC which was earlier submitted by an all-Filipino consortium led by operator TransAsia Oil & Energy Development Corporation, remained pending with the Department of Energy. The block was also included in the first Philippine Contracting Round but no bid was received over the area. This application was supposed to replace the expired GSEC No. 64, which counted among its members Shell Philippines Exploration B.V. (Shell). When Shell withdrew from all exploration activities in the country, and thus from the Southwest Palawan Block, many consortium members including TransAsia expressed their intent not to participate in further exploration activities on the block.

Despite the several wells drilled in the Southwest Palawan basin, no commercial discovery had been made thus far. In view of this, PHILODRILL no longer sees any technical justification to participate in any exploration activity in the area.

# Statement of Management's Responsibility for Financial Statements

The management of The Philodrill Corporation is responsible for all information and representations contained in the financial statements for the years ended December 31, 2005 and 2004. The financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the company's audit committee and to its external auditor: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process, and report financial data; (ii) material weakness in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the financial statements before such statements are approved and submitted to the stockholders of the company.

SyCip Gorres Velayo & Co., the independent auditors appointed by the stockholders, has examined the financial statements of the company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.

Signed under oath by the following:



**ALFREDO C. RAMOS**
*Chairman of the Board/Chief Executive Officer*



**REYNALDO E. NAZAREA**
*Chief Financial Officer*

# Report of Independent Auditors



The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

We have audited the accompanying balance sheets of The Philodrill Corporation as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of EDSA Properties Holdings Inc. (EPHI) and PentaCapital Investment Corporation (PentaCapital), the investments in which are reflected in the financial statements under the equity method of accounting. The investments in EPHI and PentaCapital represent about 39% of the Company's total assets in 2005 and 2004, and the equity in their net earnings represent about 30% and 16% of total revenues in 2005 and 2004, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for EPHI and PentaCapital, is based solely on the report of the other auditors. The other auditors report on PentaCapital was qualified with respect to the matters discussed in Note 9 to the financial statements. As stated also in Note 9, the Company adjusted the financial statements of PentaCapital to conform to generally accepted accounting principles for purposes of applying the equity method of accounting.

Except as discussed in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

We were unable to perform sufficient additional procedures on the 2005 and 2004 financial statements of PentaCapital Holdings, Inc. (Penta Holdings) audited by other auditors and, we were unable to satisfy ourselves by means of other auditing procedures on the carrying amount of the Company's investment in Penta Holdings of ₱42.3 million in 2005 and ₱44.7 million in 2004, and the corresponding equity in net losses of ₱2.4 million in 2005 and equity in net earnings of ₱0.3 million in 2004.

In our opinion, based on our audits and the reports of other auditors, except for the effects on the 2005 and 2004 financial statements of such adjustments, if any, as might have been disclosed had we been able to perform sufficient additional procedures, and satisfy ourselves as to the investment in and equity in net losses and net earnings of Penta Holdings as discussed in the third paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of The Philodrill Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Philippines.

As discussed in Note 2 to the financial statements, the suspension of production activities in the West Linapacan oilfield raises an uncertainty as to the realization of unamortized cost of wells, platforms and other facilities, and deferred oil exploration costs incurred in connection with the Company's participation in the acquisition, exploration of petroleum concessions which are dependent upon the development of the Galoc area and other areas under Service Contract 14, as well as the ability of the different consortia to mature certain prospects in the other contract areas.

As discussed also in Note 2 to the financial statements, as of December 31, 2005 and 2004, the Company's current liabilities exceeded its current assets by ₱419.2 million and ₱275.2 million, respectively. In addition, the Company had difficulty meeting its obligations to its creditor banks. These conditions, along with other matters as set forth in Note 2 to the financial statements, indicate the existence of an uncertainty which casts doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2 to the financial statements. The financial statements do not include any adjustments that may result from the outcome of these uncertainties.

SYCIP GORRES VELAYO & CO.

Jaime F. Del Rosario

**Jaime F. Del Rosario**
Partner
CPA Certificate No. 56915
SEC Accreditation No. 0076-A
Tax Identification No. 102-096-009
PTR No. 4180830, January 2, 2006, Makati City

May 11, 2006

# BALANCE SHEETS

| | December 31 | |
|---|---|---|
| | **2005** | 2004 (As restated, see Note 4) |
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents (Note 5) | **₱8,692,353** | ₱3,286,916 |
| Receivables (Note 6) | **26,753,828** | 13,139,906 |
| Crude oil inventory | **1,954,754** | 5,501,496 |
| Advances to related companies (Note 18) | **39,503,358** | - |
| Other current assets | **166,611** | 247,552 |
| **Total Current Assets** | **77,070,904** | 22,175,870 |
| **Noncurrent Assets** | | |
| Investments: | | |
| Associates (Notes 9, 13 and 15) | **929,398,112** | 900,382,625 |
| Marketable equity securities and other investments - net (Note 10) | **-** | 55,872,742 |
| Property and equipment - net (Notes 2, 7 and 8) | **296,420,442** | 296,512,043 |
| Available-for-sale (AFS) investments (Note 10) | **84,555,279** | - |
| Investment properties - net | **325,957** | - |
| Advances to related companies - net (Note 18) | **26,677,076** | 64,832,665 |
| Deferred oil exploration costs - net (Notes 2, 7 and 11) | **805,248,819** | 798,153,561 |
| Pension asset (Note 22) | **-** | 636,024 |
| Other noncurrent assets - net (Note 12) | **73,322,098** | 72,355,227 |
| **Total Noncurrent Assets** | **2,215,947,783** | 2,188,744,887 |
| TOTAL ASSETS | **₱2,293,018,687** | ₱2,210,920,757 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| **Current Liabilities** | | |
| Loans payable (Note 13) | **₱28,248,902** | ₱57,946,286 |
| Trade and other payables (Notes 7 and 14) | **118,725,702** | 108,913,861 |
| Current portion of long-term debt (Note 15) | **84,987,965** | 123,813,325 |
| Advances from related companies (Note 18) | **257,595,614** | - |
| Dividends payable | **5,013,853** | 5,013,853 |
| Subscriptions payable | **1,662,742** | 1,662,742 |
| **Total Current Liabilities** | **496,234,778** | 297,350,067 |
| **Noncurrent Liabilities** | | |
| Pension liability (Note 22) | **659,815** | - |
| Advances from related companies (Note 18) | **-** | 114,377,124 |
| Long-term debt - net of current portion (Note 15) | **-** | 34,497,218 |
| **Total Noncurrent Liabilities** | **659,815** | 148,874,342 |
| **Stockholders' Equity** | | |
| Capital stock - ₱1 par value (Note 16) | | |
| Authorized - 1.55 billion shares | | |
| Issued | **1,482,073,379** | 1,482,066,842 |
| Subscribed | **52,870,637** | 52,877,174 |
| Subscriptions receivable | **(2,112,487)** | (2,112,899) |
| Share in associate's revaluation increment (Note 9) | **294,860,608** | 294,860,608 |
| Unrealized losses on decline in market value of investments (Note 9) | **-** | (158,419,567) |
| Unrealized valuation losses on AFS investments (Note 10) | **(129,737,028)** | - |
| Retained earnings (Note 16) | **98,168,985** | 95,424,190 |
| **Total Stockholders' Equity** | **1,796,124,094** | 1,764,696,348 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | **₱2,293,018,687** | ₱2,210,920,757 |

*See accompanying Notes to Financial Statements.*

| | Years Ended December 31 | |
|---|---|---|
| | 2005 | 2004 (As restated, see Note 4) |
| **REVENUES** | | |
| Share in petroleum operations (Notes 2 and 7) | ₱78,738,794 | ₱37,575,381 |
| Equity in net earnings of associates (Note 9) | 38,282,287 | 9,709,961 |
| Interest (Note 18) | 9,591,242 | 9,898,490 |
| Foreign exchange gains – net (Note 7) | 3,795,918 | 1,983,232 |
| Miscellaneous | 3,131,318 | 1,135,958 |
| | 133,539,559 | 60,303,022 |
| **COSTS AND EXPENSES** | | |
| Share in costs and operating expenses (Notes 7 and 19) | 53,848,004 | 28,034,642 |
| Interest and financing charges (Notes 2, 13, 15 and 18) | 48,571,843 | 31,965,741 |
| General and administrative expenses (Note 20) | 23,053,826 | 14,932,953 |
| Provision for probable losses on deferred oil exploration costs (Notes 2 and 11) | 4,556,684 | 37,528,646 |
| Loss on disposal of shares of stock (Notes 9 and 13) | – | 255,720,486 |
| | 130,030,357 | 368,182,468 |
| **INCOME (LOSS) BEFORE INCOME TAX** | 3,509,202 | (307,879,446) |
| **PROVISION FOR INCOME TAX** (Note 23) | 764,407 | 402,066 |
| **NET INCOME (LOSS)** (Note 17) | ₱2,744,795 | (₱308,281,512) |
| **Basic Income (Loss) Per Share** (Note 17) | ₱0.0018 | (₱0.2008) |

*See accompanying Notes to Financial Statements.*

# Statements of Changes in Stockholders' Equity

**For the Years Ended December 31, 2005, and 2004**

| | Capital Stock (Note 16) | | | Share in Associate's Revaluation Increment | Unrealized Losses on Decline in Market Value (MV) of Investments | Unrealized Valuation Losses on AFS Investment | Retained Earnings | Total |
|---|---|---|---|---|---|---|---|---|
| | Issued | Subscribed | Subscriptions Receivable | | | | | |
| Balances at January 1, 2004, as previously reported | ₱1,482,066,842 | ₱52,877,174 | (₱2,112,899) | ₱483,869,872 | (₱200,752,169) | ₱ - | ₱344,281,256 | ₱2,160,230,076 |
| Effect of change in accounting for deferred income tax by an associate (Note 9) | - | - | - | (44,937,283) | - | - | - | (44,937,283) |
| Effects of adoption of PFRS (Note 4) | - | - | - | - | - | - | 59,424,446 | 59,424,446 |
| Balances at January 1, 2004, as restated | 1,482,066,842 | 52,877,174 | (2,112,899) | 438,932,589 | (200,752,169) | - | 403,705,702 | 2,174,717,239 |
| Recovery in MV of marketable securities | - | - | - | - | 28,192,000 | - | - | 28,192,000 |
| Share in change in associate's revaluation increment (Note 9) | - | - | - | (373,228) | - | - | - | (373,228) |
| Disposal of associate's shares (Notes 9 and 13) | - | - | - | (143,698,753) | 14,140,602 | - | - | (129,558,151) |
| Net loss for the year, as previously stated | - | - | - | - | - | - | (283,218,466) | (283,218,466) |
| Effects of adoption of PFRS (Note 4) | - | - | - | - | - | - | (25,063,046) | (25,063,046) |
| Net loss for the year, as restated | - | - | - | - | - | - | (308,281,512) | (308,281,512) |
| Balances at December 31, 2004, as restated | ₱1,482,066,842 | ₱52,877,174 | (₱2,112,899) | ₱294,860,608 | (₱158,419,567) | ₱ - | ₱95,424,190 | ₱1,764,696,348 |
| | | | | | | | | |
| Balances at December 31, 2004, as previously reported | ₱1,482,066,842 | ₱52,877,174 | (₱2,112,899) | ₱294,860,608 | (₱158,419,567) | ₱ - | ₱61,062,790 | ₱1,730,334,948 |
| Effects of adoption of PFRS (Note 4) | - | - | - | - | - | - | 34,361,400 | 34,361,400 |
| Balances at December 31, 2004, as restated | 1,482,066,842 | 52,877,174 | (2,112,899) | 294,860,608 | (158,419,567) | - | 95,424,190 | 1,764,696,348 |
| Effects of adoption of PAS 39 (Note 4) | - | - | - | - | 158,419,567 | (158,419,567) | - | - |
| Balances at January 1, 2005 | 1,482,066,842 | 52,877,174 | (2,112,899) | 294,860,608 | - | (158,419,567) | 95,424,190 | 1,764,696,348 |
| Issuance of shares | 6,537 | (6,537) | 412 | - | - | - | - | 412 |
| Net income for the year | - | - | - | - | - | - | 2,744,795 | 2,744,795 |
| Unrealized valuation gains on AFS investments | - | - | - | - | - | 28,682,539 | - | 28,682,539 |
| Total income recognized for the year | - | - | - | - | - | 28,682,539 | 2,744,795 | 31,427,334 |
| Balances at December 31, 2005 | ₱1,482,073,379 | ₱52,870,637 | (₱2,112,487) | ₱294,860,608 | - | (₱129,737,028) | ₱98,168,985 | ₱1,796,124,094 |

*See accompanying Notes to Financial Statements.*

| | Years Ended December 31 | |
|---|---|---|
| | 2005 | 2004 (As restated, see Note 4) |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Income (loss) before income tax | (₱3,509,202) | (₱307,879,446) |
| Adjustments for: | | |
| Interest and financing charges | 48,571,843 | 31,965,741 |
| Provision for probable losses on deferred oil exploration costs (Note 11) | 4,556,684 | 37,528,646 |
| Depletion and depreciation | 4,421,153 | 3,514,068 |
| Loss on disposal of shares of stock (Notes 9 and 13) | - | 255,720,486 |
| Equity in net earnings of associates (Note 9) | (38,282,287) | (9,709,961) |
| Interest income | (9,591,242) | (9,898,490) |
| Unrealized foreign exchange gains | (698,551) | (1,983,232) |
| Operating income before working capital changes | 12,486,802 | (742,188) |
| Decrease (increase) in: | | |
| Receivables | (12,915,371) | 5,259,722 |
| Crude oil inventory | 3,546,742 | (5,501,496) |
| Other current assets | 80,941 | 365,830 |
| Increase (decrease) in trade and other payables | (12,562,709) | 7,010,314 |
| Net cash generated from (used in) operations | (9,363,595) | 6,392,182 |
| Interest received | 67,734 | 7,087 |
| Interest and financing charges paid | (25,441,419) | (15,642,337) |
| Income taxes paid | (224,442) | (402,066) |
| Net cash used in operating activities | (34,961,722) | (9,645,134) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Cash dividends received | 9,280,555 | 5,038,183 |
| Reductions in (additions to): | | |
| Other noncurrent assets | 8,556,639 | (1,998,493) |
| Deferred oil exploration costs | (11,651,942) | (19,493,535) |
| Other property and equipment | (4,655,509) | (3,732,283) |
| Advances to related companies | (1,347,769) | (682,411) |
| Investments | (13,755) | - |
| Share in movements of wells, platforms and other facilities | - | 4,850,513 |
| Net cash from (used in) investing activities | 168,219 | (16,018,026) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from: | | |
| Advances from related companies | 143,218,490 | 7,257,453 |
| Subscriptions receivable | 412 | - |
| Loan availment | - | 20,000,000 |
| Payments of: | | |
| Long-term debt | (73,322,578) | - |
| Loans payable | (29,697,384) | (542,500) |
| Net cash from financing activities | 40,198,940 | 26,714,953 |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | 5,405,437 | 1,051,793 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | 3,286,916 | 2,235,123 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | ₱8,692,353 | ₱3,286,916 |

*See accompanying Notes to Financial Statements.*

## 1. Corporate Information

The Philodrill Corporation (the Company or TPC) was registered with the Philippine Securities and Exchange Commission (SEC) on June 26, 1969 as an oil exploration and production company. It is also an investment holding company with investments in property development, financial services, oil exploration and production and mining.

The Company, which is operating in only one business segment, has three associates with one engaged in real estate and the others in financial services. The Company and its associates have no geographical segments as they were incorporated and are operating within the Philippines. Financial information regarding associates as of and for the years ended December 31, 2005 and 2004 is presented in Note 9.

The registered office address of the Company is 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City.

The financial statements of the Company as of December 31, 2005 and 2004 and for the years then ended were authorized for issue by the Board of Directors on May 11, 2006.

## 2. Status of Operations and Management Plans

Petroleum Operations

The Company, together with other participants (collectively referred to as the "Contractor"), entered into several Service Contracts (SCs) and Geophysical Survey and Exploration Contracts (GSECs) with the Philippine Government, through the Department of Energy (DOE), for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries were made. The Company's present petroleum revenues and production costs and related expenses are from certain areas of SC 14, particularly Nido, Matinloc and North Matinloc.

The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor. The Company's share in the jointly controlled assets of the aforementioned SCs and GSECs is included principally under the "Wells, platforms and other facilities" and "Deferred oil exploration costs" accounts in the balance sheets.

The Company's participating interests in the different SCs and GSECs as of December 31, 2005 and 2004 follow:

| | Participating Interest (in percentage) | |
|---|---|---|
| | 2005 | 2004 |
| SC 6 (Northwest Palawan) | | |
| Block A (Octon) | 43.330 | 43.330 |
| Block B (Bonita) | 21.875 | 21.875 |
| Cadlao Block | -* | -* |
| SC 14 (Northwest Palawan) | | |
| Block A (Nido) | 26.106 | 26.106 |
| Block B (Matinloc) | 41.608 | 41.608 |
| Block B-1 (North Matinloc) | 17.850 | 17.850 |
| Block C-1 (Galoc) | 6.397 | 25.588 |
| Block C-2 (West Linapacan) | 25.588 | 25.588 |
| Block D (Retention Block) | 33.751 | 33.751 |
| Tara Block | 22.500 | 22.500 |
| SC 41 (Sulu Sea) | 15.480 | 2.322 |
| SC 53 (Onshore Mindoro) | 30.000** | 79.455 |
| SWAN Block (Northwest Palawan) | 32.975 | 32.975 |
| SW Palawan | 0.000 | 1.950 |

* Carried cost interest with revenue interest of 0.803

** Combined participating interest with Anglo Philippine Holdings Corporation (APHC) and Basic Petroleum and Minerals, Inc. (BPMI)

*SC 6 BLOCK A*

The Company, together with the other members of the consortium, signed a Farm-out Agreement with Rock Oil International, Inc. (ROII) in February 2004. The agreement has been duly received and acknowledged by the DOE. As part of the farm-out commitment, ROII will drill a well within the service contract area by June 2004 at no cost to the other members of the consortium. However, due to the unavailability of a drilling rig, ROII requested for the deferment of its drilling commitment. ROII also reported that its principal investors have decided to defer operations in the Philippines pending resolution of certain legal issues concerning exploration activities in the country by foreign companies. In view of the technical and legal problems facing ROII, the DOE extended the deadline until September 2004. Following the failure of ROII to drill its commitment well on the agreed deadline, the consortium agreed that the Farm-out Agreement with ROII had lapsed and the farmed out interest automatically reverted back to the consortium. With this development, the Company in its capacity as block operator, had started promoting the area.

In early 2005, the consortium received expressions of interest from a number of companies including Black Gold Resources, Commissioning Services, Inc. and Kuwait Foreign Petroleum Exploration Company. For varying reasons, however, no farm-out deal was concluded.

In August 2005, Vitol Services Limited expressed their interest to farm-in into the Octon Block. Together with Cape Energy and Team Oil, Vitol are developing the nearby Galoc field and they deemed it prudent to integrate the development of the Octon Field with Galoc.

*SC 6 BLOCK B*

Production and exploration activities on SC 6B remain suspended.

In October 2005, BPMI expressed their intent to farm-in into the SC 6B Block. BPMI offered to conduct, at their own expense, seismic and subsurface studies to firm up recoverable reserve estimates and forecast potential production rates and performance from the Bonita field. On the basis of BPMI's farm-in offer, a work program for 2006 consisting of the aforementioned activities at an initial budget of $50,000 was submitted to the DOE. Communications and negotiations between BPMI and the Bonita consortium are ongoing for mutually acceptable farm-in terms.

*SC 14*

The contract areas covered by SC 14 are situated offshore northwest of Palawan Island and west of Busuanga Island in the Philippines. Until April 2004, SC 14 was under the operatorship of Alcorn Production (Philippines), Inc. (APPI). However starting May 2004, operatorship of SC 14 was transferred to the Company. Crude oil production in the West Linapacan Oilfield (WLO) remained suspended since 1996 due to significant decline in crude oil production caused by increasing water intrusion.

During the year, production activities continued in Blocks A and B of SC 14. However, production activities in Blocks C and D of SC 14 remained suspended. Galoc Production Company (GPC) has started preparations for the eventual commissioning and installation of production facilities for the reactivation of Galoc field in Block C.

Pursuant to the farm-in agreement executed between the SC 14 Consortium and Nido Petroleum Philippines Pty. Limited (Nido Petroleum, formerly Socdet Production Pty. Ltd.) on September 26, 1996, Nido Petroleum conducted a three-dimensional (3D) seismic survey covering the SC 14 area at its sole cost, risk and expense. Nido Petroleum would earn 35% interest by carrying out the seismic survey and an additional 25% interest by drilling the option well at its own cost, risk and expense for a total of 60% working interest in the contract area. Nido Petroleum would be the designated operator of SC 14 after the exercise of the option to drill a well is made. Subsequent to said farm-in agreement, Nido Petroleum sold 50% of its equity to the Company in exchange for sharing 50% of Nido Petroleum's cost as defined in the farm-in agreement under the Deed of Assignment and Assumptions executed by both parties on February 17, 1997. On January 15, 1999, the SC 14 Consortium and Nido Petroleum executed a Consolidated Deed of Assignment and Assumptions (Consolidated Deed), made effective December 29, 1998, formalizing the assignments of interest in SC 14 as provided for in the farm-in agreement and the Assignment Agreements (Agreements) entered into between Nido Petroleum and the Company. The Consolidated Deed provides for, among others, the assignments of 17.5% interest each in SC 14 to Nido Petroleum and the Company in consideration for the fulfillment of obligations as indicated in the Agreements.

During 1999, Nido Petroleum completed and submitted the processed data involving the 3D seismic survey and other reports as required under the Agreements. Consequently, Nido Petroleum and the Company each earned their 17.5% interests in SC 14. However, a member of the Consortium reminded Nido Petroleum that it has yet to comply with some pending requirements with the DOE. Nido Petroleum and the Company did not exercise their option to drill one well on the contract area.

In November 2002, the Company and the other members of the SC 14 Consortium entered into a study agreement with a foreign company for the latter to carry out a phased study of the Galoc oil and gas discovery in SC 14 with the intent to develop the field should the studies show it to be economically feasible. On November 13, 2003, the foreign company notified the SC 14 Consortium that it has completed the phased study on the Galoc Field. The study showed that the field has 23 million barrels of recoverable reserves. Based on the result of the study, the foreign company decided not to pursue the development of the Galoc Field.

In August 2003, the Consortium's crude oil sales agreement with its sole customer expired and was not renewed. Accordingly, the Consortium did not have any crude oil sales from such date up to December 31, 2003. In February 2004, the Consortium signed a crude oil sales agreement with another customer for the spot sale of crude oil produced from the Nido and Matinloc Oilfield. In November 2004, the Consortium renegotiated the crude oil sales agreement into a one year contract for the sale of crude oil of approximately 246,000 barrels at prices defined in the agreement. This contract was renewed for another year in November 2005.

In February 2004, VAALCO Energy, Inc., Alcorn Philippines, Inc., Alcorn Production Phils., Inc. (APPI), and Altisima Energy, Inc. (collectively, the Seller) entered into an Option Agreement (the Agreement) with Basic Petroleum & Minerals Inc. (BPMI), Oriental Petroleum & Minerals Corp. (OPMC), Linapacan Oil & Gas Power Corp., Nido Petroleum, Alcorn Gold Resources Corporation, Petro Energy Resources Corp., Phoenix Energy Corporation and Trans-Asia Oil & Energy Development Corp. and the Company (collectively, the Buyer). Under the Agreement, the Seller granted the Buyer the option to purchase the Seller's participating interests in SC 6 and SC 14 and, subject to approval by the DOE, all the Seller's rights, title and interests in and to all of: (a) the platforms, wells, production facilities and related assets; (b) contracts, data, information and related materials; (c) accounts payable, asserted claims, contingent liabilities and non-intercompany accounts receivables; (d) crude oil held or saved in the production facility after the Effective Date; and, (e) the jointly contributed operating expense fund and contingency fund (collectively, the Interests) incident to its ownership and operation of the SCs.

The significant terms of the Agreement follow:

a. The Interests to be transferred are subject to the obligation of the Buyer to comply with existing laws, rules and regulations of the DOE and the terms and conditions of the SCs and respective Joint Operating Agreements, including but not limited to, the obligation to plug and abandon the useless platforms and other offshore facilities;

b. The Buyer shall have the right to perform, at its option, whatever due diligence it deems necessary in respect of the Interests and Seller's rights therein during the period prior to the Closing Date on April 30, 2004; and,

c. At any time prior to the Closing Date, the Buyer, but not the Seller, may, in its sole and absolute discretion, notify the Seller that it does not intend to acquire the Interests, in which case; the Agreement shall terminate and neither party shall have any further obligation, either monetary or otherwise, to the other party. If not terminated prior to the Closing Date, the Seller will transfer the Interests to the Buyer at the Closing Date pursuant to a mutually acceptable Purchase and Sale Agreement, that will include the following significant terms and conditions, among others:

   i. All Interests will be conveyed on an "as is, where is" basis and the Buyer will assume all rights, responsibilities and obligations in connection with such interests as more fully described in the Agreement;

   ii. The Effective Date of the transfer shall be February 1, 2004, and the Closing Date shall be on April 30, 2004; and,

   iii. The purchase price shall be One Hundred United States Dollars (US$100) and other valuable considerations.

The withdrawal and assignment of the Seller's participating interests to the remaining Consortium members were finally completed on June 30, 2004. APPI was the operator of SC 14 until June 30, 2004. As a result of the assignment, the Company, together with OPMC and BPMI became the joint operators of SC 6 and 14 designating the Company as the lead operator starting July 1, 2004. The participating interests of the Seller were assigned on a pro-rata basis to the remaining Consortium members.

Beginning March 2004, the Company, together with other SC 14 Consortium members, received several proposals from various companies to increase and enhance production in Blocks A and B and to revive past oil discoveries in Blocks C and D of SC 14.

In September 2004, the Company, together with other SC 14 Consortium members, entered into a farm-in agreement (the Agreement) with a UK-based and an Australian-based company (collectively, the Farmees) to farm-in to the Galoc Field in Block C of SC 14 (the Galoc Block). The Agreement provides for, among others, the designation of the Farmees as the Operator and the assignment of 58.29% participating interest, with the existing Filipino partners carried free in the development of the production area in exchange for the contribution of the working capital, technical expertise and other resources to develop the Galoc Field.

In August 2005, the GPC was formed as the special purpose company to accept the assigned 58.29% participating interest and assume operatorship of the Galoc Block.

The suspension of production activities in the West Linapacan oilfields raises an uncertainty as to the realization of unamortized cost of wells, platforms and other facilities, and deferred oil exploration costs incurred in connection with the Company's participation in the acquisition, exploration of petroleum concessions which are dependent upon the development of the Galoc area and other areas under Service Contract 14, as well as the ability of the different consortia to mature certain prospects in the other contract areas.

*SC 41*

In 2003, the contract area of SC 41 was unitized thereby dissolving the previous Block A and B subdivisions for the shallow and deep water areas, respectively, of the contract acreage. Furthermore, the Filipino Group (as defined in the Operating Agreement) assigned to Unocal Sulu, Ltd. (Unocal), the block operator, the excess of their aggregate 15% participating interest in exchange for a free carry in the next exploratory drilling in the block. By virtue of the unitization and assignment to Unocal, the Company, which used to have a participating equity of 9.125% in Block A, now has a 2.322% participating interest in the entire contract area.

The consortium has fully complied with the work program for the first seven-year exploration stage of the contract. However, during the consortium meeting held last January 10, 2005, Unocal informed the partners of its intent to drop out of the service contract. Unocal's appreciation of the last two wells drilled, which yielded generally negative results, prompted this decision. Sandakan Oil, BHP Billiton and TransAsia have also withdrawn, leaving a small all-Filipino consortium. The new consortium had successfully negotiated a reduction in the work commitment as the contract entered its $8^{th}$ contract year in May 2005. In lieu of the yearly one well commitment, the consortium had started implementing a geological and geophysical program which will also incorporate efforts to farm-out the block. Basic Consolidated Inc. was designated as the block operator for 2005.

*SC 53*

GSEC 98, Onshore Mindoro, expired on September 23, 2003, with the DOE. However, the DOE granted the consortium a limited time extension to enable it to complete talks with the Philippine National Oil Company-Energy Development Corporation (PNOC-EDC) which earlier indicated interest to farm-in into the block. The DOE likewise allowed the Company to seek other farminees.

Towards the end of 2004 however, Laxmi Organic Industries Ltd. (Laxmi) of Thailand and Vamex of Vietnam jointly expressed interest on the block. The Company negotiated its participation in the exploration of the block as a carried partner. PNOC-Exploration Corporation (PNOC-EC) also expressed interest to participate in the effort. However, PNOC-EC and Vamex later dropped out of the initial negotiations. The DOE eventually awarded SC 53 to Laxmi in July 2005. The Company and Laxmi both executed a Participation Agreement (PA) in August 2005 which was formally approved by the DOE in February 2006.

*SWAN Block*

The application for a new GSEC submitted by the consortium in April 2001 remained pending with the Department of Energy. Despite the inclusion of the SWAN Block in the areas bidded out by the government under the first Philippine Contracting Round, the consortium did not receive any notification from the DOE that they were rescinding the application. As there was no company that bid over the area during and immediately after the contracting round, the consortium initiated the conversation of the GSEC application into a full service contract application.

However, the DOE granted instead new service contracts that both partially covered the area being applied for by the consortium. PNOC-EC's SC 57, Calamian block, awarded on September 15, 2005, covered the northern half of the SWAN block where there are several viable prospects in the general trend of the Malampaya-San Martin-Bantac discoveries. The DOE followed this up with yet another contract award to PNOC-EC on January 12, 2006. SC 58, West Calamian block, covered the rest of the SWAN area.

The consortium is presently re-assessing its legal hold on the area in view of the recent developments on the SWAN block. One of the options being considered is to negotiate with PNOC-EC on the possible participation of the consortium in their exploration of the area.

*SW Palawan Block*

The application for a new GSEC which was earlier submitted by an all-Filipino consortium led by operator TransAsia Oil & Energy Development Corporation, remained pending with the DOE. The block was also included in the first Philippine Contracting Round but no company bid over the area. This application was supposed to replace the expired GSEC 64, which counted among its members Shell Philippines Exploration B.V. (Shell). When Shell withdrew from all exploration activities in the country, and thus from the SW Palawan block, many consortium members including TransAsia expressed their intent not to participate in further exploration activities on the block.

Despite the several wells drilled in the SW Palawan basin, no commercial discovery had been made thus far. In view of this, the Company no longer sees any technical justification to participate in any exploration activity in the area. In 2005, the Company made a provision for probable losses on the deferred exploration costs related to SW Palawan amounting to ₱4.6 million.

*GSEC 75*

The Company has signed an Option Agreement with Reliance Oil and Gas Company (ROGC), a Filipino corporation, for an option to buy back at most a 10% participating equity in GSEC 75. ROGC has signed a farm-in agreement with the PNOC-EDC, the current operator of the block, wherein ROGC could earn as much as a 75% equity participation for drilling up to two wells. The farm-in agreement between PNOC-EDC and ROCG did not push through. As such, the Option Agreement between the ROGC and the Company did not materialize. In 2004, the Company made a provision for probable losses on the deferred exploration costs related to GSEC 75 amounting to ₱37.5 million.

Debt Servicing

As of December 31, 2005 and 2004, the Company's current liabilities exceeded its current assets by ₱419.2 million and ₱275.2 million, respectively. As more fully discussed in Notes 13 and 15, the Company failed to pay certain maturing principal loan balances and interests to its creditor banks. These conditions indicate the existence of an uncertainty which casts doubt about the Company's ability to continue as a going concern.

A portion of the "AFS investments" account in the balance sheets, consist of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations, might be called for by future circumstances. These shares of stock have an aggregate market value of ₱84.6 million as of December 31, 2005.

In 2006, the Company was successful in the redenomination of its loans with Rizal Commercial Banking Corporation (RCBC). The Company is continuously negotiating with the other creditor bank for the restructuring of its loans.

The accompanying financial statements do not include any adjustments that may result from the outcome of these uncertainties.

## 3. Summary of Significant Accounting Policies

Basis of Financial Statement Preparation

The financial statements of the Company, which include the share in the assets, liabilities, income and expenses of the joint operations covered by the SCs and GSECs as discussed in Notes 2 and 7, have been prepared in compliance with accounting principles generally accepted in the Philippines (Philippine GAAP), as set forth in Philippine Financial Reporting Standards (PFRS). These are the Company's first financial statements prepared in compliance with PFRS.

The Company prepared its financial statements until December 31, 2004 in conformity with Statements of Financial Accounting Standards (SFAS) and Statements of Financial Accounting Standards/International Accounting Standards (SFAS/IAS).

The Company applied PFRS 1, *First-time Adoption of Philippine Financial Reporting Standards,* in preparing the financial statements, with January 1, 2004 as the date of transition. The Company applied the accounting policies set forth below to all the years presented except those pertaining to financial instruments. An explanation of how the adoption of PFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 4.

The financial statements of the Company have been prepared on a historical cost basis, except for available-for-sale investments which are measured at fair value and crude oil inventory which is valued at market. The financial statements are presented in Philippine pesos, which is the Company's functional and presentation currency under PFRS. All values are rounded to the nearest peso except as otherwise indicated.

Significant Accounting Judgments and Estimates

Judgments

In the process of applying the Company's accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the financial statements:

*Determining functional currency*

Based on the economic substance of the underlying circumstances relevant to the Company, the functional currency of the Company has been determined to be the Philippine peso. The Philippine peso is the currency of the primary economic environment in which the Company operates.

*Operating lease commitments – Company as lessor*

The Company has entered into commercial property leases on its investment property portfolio. The Company has determined that it retains all the significant risks and rewards of ownership of these properties and has classified the leases as operating leases.

Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

*Estimating allowances for doubtful accounts*
The Company evaluates specific accounts where the Company has information that certain customers are unable to meet their financial obligations. Factors such as the Company's length of relationship with the customers and the customers' current credit status are considered to determine the amount of reserves that will be recorded in the receivables account. These reserves are re-evaluated and adjusted as additional information becomes available. Allowance for doubtful accounts in 2005 and 2004 amounted to ₱9.3 million. These receivables, net of allowance for doubtful accounts, amounted to ₱166.2 million and ₱150.2 million as of December 31, 2005 and 2004 respectively (see Notes 6, 12 and 18).

*Estimating reserves*
Proven reserves are estimated by reference to available reservoir and well information, including production and pressure trends for producing reservoirs and, in some cases, subject to definitional limits, to similar data from other producing reservoirs. Proven reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. All proven reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans.

Estimates of reserves for undeveloped or partially developed fields are subject to greater uncertainty over their future life than estimates of reserves for fields that are substantially developed and depleted. As a field goes into production, the amount of proven reserves will be subject to future revision once additional information becomes available. As those fields are further developed, new information may lead to revisions.

As of December 31, 2005 and 2004, wells, platforms and other facilities amounted to ₱294.6 million and ₱293.9 million, respectively (see Note 8).

*Deferred income tax assets*
The Company reviews deferred tax assets at each balance sheet date and recognizes these to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. No deferred tax assets were recognized in 2005 and 2004. Deferred income tax assets amounting to ₱60.9 million and ₱53.9 million in 2005 and 2004, respectively, have not been recognized since management believes that the carryforward benefit would not be realized prior to its expiration (see Note 23).

*Pension and other retirement benefits*
The determination of the Company's obligation and cost for pension benefits is dependent on their selection of certain assumptions used by actuaries in calculating such amounts. The assumed discount rates were determined using the market yields on Philippine government bonds with terms consistent with the expected employee benefit payout as of balance sheet dates. The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled. In accordance with PAS 19, *Employee Benefits*, actual results that differ from the Company's assumptions are accumulated and amortized over future periods and therefore, generally affect the Company's recognized expense and recorded obligation in such future periods. While management believes that its assumptions are reasonable and appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect the Company's pension and other retirement obligations. Pension expense amounted to ₱1.3 million in 2005 and ₱0.8 million in 2004. Pension liability amounted to ₱0.7 million as of December 31, 2005 (see Note 22). Pension asset amounted to ₱0.6 million as of December 31, 2004 (see Note 22).

*Estimating useful lives of property and equipment*
The Company estimates the useful lives of property and equipment based on the period over which assets are expected to be available for use. The estimated useful lives of property and equipment are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets. In addition, the estimation of the useful lives of property and equipment is based on collective assessment of internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in estimates brought about by changes in the factors and circumstances mentioned above. As of December 31, 2005 and 2004, the aggregate net book values of property and equipment amounted to ₱296.4 million and ₱296.5 million, respectively.

*Impairment of Available-for-Sale Investments*
An impairment issue arises with respect to available for sale investments when there is objective evidence of impairment, which involves significant judgment. In applying this judgment, the Company evaluates the financial health of the issuer, among others. In the case of available-for-sale equity instruments, the Company expands its analysis to consider changes in the issuer's industry and sector performance, legal and regulatory framework, changes in technology and other factors that affect the recoverability of the Company's investments. Fair value of available-for-sale investments amounted to ₱84.6 million as of December 31, 2005. No impairment losses were recognized in 2005.

*Impairment of property and equipment, investments in associates and deferred oil exploration costs*
Philippine generally accepted accounting principles require that an impairment review be performed when certain impairment indicators are present. Determining the value of property and equipment, investments and deferred oil exploration costs, which require the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, requires the Company to make estimates and assumptions that can materially affect its financial statements. Future events could cause the Company to conclude that these assets are impaired. Any resulting impairment loss could have a material adverse impact on the financial condition and results of operations. As of December 31, 2005, the aggregate net book values of property and equipment, investments in associates and deferred oil exploration costs amounted to ₱296.4 million, ₱929.4 million and ₱805.2 million, respectively. As of December 31, 2004, the aggregate net book values of property and equipment, investments in associates and deferred oil exploration costs amounted to ₱296.5 million, ₱900.4 million and ₱798.2 million, respectively. Impairment losses recognized on deferred oil exploration costs amounted to ₱4.6 million and ₱37.5 million in 2005 and 2004, respectively.

*Accounting Policies*

Cash and Cash Equivalents
Cash consists of cash on hand and with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from dates of acquisition and that are subject to an insignificant risk of change in value.

Receivables
Prior to 2005, receivables are stated at face value less allowance for doubtful accounts if any. A provision for doubtful accounts is made when collection of the full amount is no longer probable.

Financial Assets and Financial Liabilities (Effective January 1, 2005)
Financial assets and financial liabilities are recognized initially at fair value. Transaction costs are included in the initial measurement of all financial assets and liabilities, except for financial instruments measured at fair value through profit or loss.

The Company recognizes a financial asset or a financial liability in the balance sheets when it becomes a party to the contractual provisions of the instrument. In the case of a regular way purchase or sale of financial assets, recognition and derecognition, as applicable, is done using settlement date accounting.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expenses or income. Distributions to holders of financial instruments classified as equity are charged directly to stockholders' equity, net of any related income tax benefits. Financial instruments are offset when there is a legally enforceable right to offset and intention to settle either on a net basis or to realized the asset and settle the liability simultaneously.

Financial assets and financial liabilities are further classified as either financial asset or financial liability at fair value through profit or loss, loans and receivables, held-to-maturity investments and AFS financial assets, as appropriate. The Company determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

*Financial Assets at Fair Value through Profit or Loss*
Financial assets classified as held for trading are included in the category 'financial assets at fair value through profit or loss'. Financial assets and financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term or if upon initial recognition, it is designated by the management at fair value through profit or loss. Derivatives are also classified as held for trading unless they are designated and considered effective hedging instruments. Assets or liabilities classified under this category are carried at fair value in the balance sheets. Gains or losses on investments held for trading are recognized in the statements of income.

The Company does not have financial assets and financial liabilities at fair value through profit or loss as of December 31, 2005.

*Held-to-Maturity Investments*
Nonderivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortized cost.

The Company does not have held-to-maturity investments as of December 31, 2005.

*Loans and Receivables*
Loans and receivables are nonderivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at cost or amortized cost using the effective interest method. Gains and losses are recognized in statements of income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

As of December 31, 2005, the Company's loans and receivables include trade and other receivables, advances to related company and other financial assets.

*AFS Financial Assets*
AFS financial assets are those nonderivative financial assets that are designated AFS or are not classified in any of the three preceding categories. AFS assets are carried at fair value in the balance sheets. Changes in the fair value of such asset are accounted for in stockholders' equity.

Included under this category are the Company's investments in listed and non-listed shares of stock of other companies. In 2004, these are carried at the lower of the aggregate cost or market value. Changes in valuation were accounted for in the stockholders' equity.

Interest-bearing Loans and Borrowings
All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in the statements of income when the liabilities are derecognized as well as through the amortization process.

Derecognition of Financial Assets and Liabilities

*Financial Assets*
A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized where:

- the rights to receive cash flows from the asset have expired;
- the Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Company has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset.

*Financial Liabilities*
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Impairment of Financial Assets
The Company assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

*Assets Carried at Amortized Cost*
If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss shall be recognized in profit or loss.

The Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the statement of income, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

*Assets Carried at Cost*
If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

*Available-For-Sale Financial Assets*
If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to the statement of income. Reversals in respect of equity instruments classified as available-for-sale are not recognized in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

Impairment of Non-Financial Assets
The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the statements of income in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion and depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Crude Oil Inventory
Crude oil inventory is valued at market.

Property and Equipment
Property and equipment are stated at cost less accumulated depletion and depreciation and any impairment in value. Such cost includes the cost of replacing part of such property and equipment when that cost is incurred and the recognition criteria are met.

The initial cost of property and equipment, other than wells, platforms and other facilities, comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property and equipment.

The carrying amount of the replaced part regardless of whether the replaced part had been depreciated separately is derecognized if an entity recognizes in the carrying amount of an item of property and equipment the cost of a replacement for part of the item. If it is not practicable for an entity to determine the carrying amount of the replaced part, it may use the cost of the replacement as an indication of what the cost of the replaced part was at the time it was acquired or constructed.

When each major inspection is performed, its cost is recognized in the carrying amount of the item of property and equipment as a replacement if the recognition criteria are satisfied.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves. Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

| Category | Number of Years |
|---|---|
| Office condominium units and improvements | 20 |
| Transportation equipment | 5 |
| Office furniture, fixtures and equipment | 5 |

The useful lives and depletion and depreciation methods are reviewed periodically to ensure that the periods and methods are consistent with the expected pattern of economic benefits from items of property and equipment.

When assets are retired or otherwise disposed of, the cost, related accumulated depletion and, depreciation, and any allowance for impairment are removed from the accounts and any gain or loss resulting from their disposals is credited to or charged against income.

Impairments or losses of items of property and equipment, related claims for or payments of compensation from third parties and any subsequent purchase or construction of replacement assets are separate economic events and are accounted for separately.

Investments in Associates

The Company's investments in associates are accounted for under the equity method of accounting. An associate is an entity in which the Company has significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in the associate is carried in the balance sheets at cost plus post-acquisition changes in the Company's share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized. After application of the equity method, the Company determines whether it is necessary to recognize any additional impairment loss with respect to the Company's net investment in the associates. The statement of income reflects the share of the results of operations of the associates. Where there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the statements of changes in stockholders' equity.

The reporting dates of the associates and the Company are identical and the associates' accounting policies conform to those used by the Company for like transactions and events in similar circumstances.

The following investments in associates are accounted for using the equity method:

| | Percentage of Ownership | |
|---|---|---|
| | 2005 | 2004 |
| PentaCapital Investments Corporation (PentaCapital) | **40.00** | 40.00 |
| PentaCapital Holdings, Inc. (Penta Holdings) | **13.21** | 13.21 |
| EDSA Properties Holdings Inc. (EPHI) | **5.08** | 5.08 |

Interest in Jointly Controlled Assets

Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets and included principally in the "Wells, platform and other facilities" and "Deferred oil exploration costs" accounts in the balance sheets and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Deferred Oil Exploration Costs

The Company follows the full cost method of accounting for exploration costs determined on the basis of each SC/GSEC area. Under this method, all exploration costs relating to each SC/GSEC are deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under the "Property and equipment" account in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Investment Properties
Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are carried at cost less accumulated depreciation and accumulated impairment in value.

Investment properties are derecognized when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognized in the statement of income in the year of retirement or disposal.

Transfers are made to investment property when, and only when, there is a change in use, evidenced by ending of owner-occupation, commencement of an operating lease to another party or ending of construction or development. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of owner-occupation or commencement of development with a view to sale.

Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

Revenue
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

*Sale of goods*
Revenue from petroleum operations is recognized as income at the time of production.

*Rental income*
Rental income is accounted for on a straight-line basis over the related lease terms.

*Interest income*
Interest is recognized as it accrues taking into account the effective yield on the asset.

*Dividends*
Dividend income is recognized when the right to receive the payment is established.

Borrowing Costs
Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Pension Benefits
The Company has a defined benefit pension plan which requires contributions to be made to a separately administered fund. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

If the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan, net actuarial losses of the current period and past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of those economic benefits. If there is no change or an increase in the present value of the economic benefits, the entire net actuarial losses of the current period and past service cost of the current period are recognized immediately. Similarly, net actuarial gains of the current period after the deduction of past service cost of the current period exceeding any increase in the present value of the economic benefits stated above are recognized immediately if the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period after the deduction of past service cost of the current period are recognized immediately.

Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

*Company as a Lessor*

Leases where the Company retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

Income Taxes

*Current income tax*

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

*Deferred income tax*

Deferred income tax is provided using the balance sheet liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in the statements of changes in stockholders' equity and not in the statements of income.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Contingencies
Contingent liabilities are not recognized in the financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Earnings (Loss) Per Common Share
Basic earnings (loss) per common share are computed by dividing net income (loss) for the year by the weighted average number of common shares issued and outstanding during the year, after retroactive adjustments for any stock dividends declared.

Business Segments
For management purposes, the Company is considered one operating segment, considering the nature of its activity.

Events After the Balance Sheet Date
Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to financial statements when material.

## 4. Explanation of Transition to PFRS

As stated in Note 3, these are the Company's first financial statements prepared in conformity with PFRS. The Company applied PFRS 1, *First-time Adoption of Philippine Financial Reporting Standards*, in preparing these financial statements, with January 1, 2004 as the date of transition.

The adoption of PFRS resulted in certain changes to the Company's previous accounting policies. The comparative figures for the 2004 financial statements were restated to reflect the changes in policies except those relating to financial instruments. The Company availed of the exemption under PFRS 1 and applied PAS 32 and PAS 39, the standards on financial instruments, from January 1, 2005.

An explanation of the effects of adoption of PFRS is set forth in the following tables and notes (amounts in thousands). All other accounts not affected by the transition to PFRS are no longer shown in the succeeding tables.

*Reconciliation of equity as of January 1, 2004 (date of transition)*

| | Notes | Previous GAAP | Effect of transition to PFRS | PFRS |
|---|---|---|---|---|
| Investments in associates | a | ₱1,281,145 | 59,424 | ₱1,340,569 |
| Total assets | | 2,602,539 | 59,424 | 2,661,963 |
| Retained earnings | a | 344,281 | 59,424 | 403,706 |
| Total liabilities and stockholders' equity | | 2,602,539 | 59,424 | 2,661,963 |

*Reconciliation of equity as of December 31, 2004 (end of last period presented under previous GAAP)*

| | Notes | Previous GAAP | Effect of transition to PFRS | PFRS |
|---|---|---|---|---|
| Investments in associates | a | ₱866,657 | 33,725 | ₱900,383 |
| Pension asset | b | - | 636 | 636 |
| Total assets | | 2,176,560 | 34,361 | 2,210,921 |
| Retained earnings | a,b | 61,063 | 34,361 | 95,424 |
| Total liabilities and stockholders' equity | | 2,176,560 | 34,361 | 2,210,921 |

*Reconciliation of loss for the year ended December 31, 2004*

| | Notes | Previous GAAP | Effect of transition to PFRS | PFRS |
|---|---|---|---|---|
| Revenues | a | ₱58,520 | 1,783 | ₱60,303 |
| Costs and expenses | a,b | 341,336 | 26,846 | 368,182 |
| Loss before income tax | | 282,816 | 25,063 | 307,879 |
| Provision for income tax | | 402 | - | 402 |
| Net loss | | ₱283,218 | 25,063 | ₱308,281 |
| Loss per share | | ₱0.1845 | | ₱0.2008 |

The explanation of the effects of the transition to PFRS as indicated in the previous tables, are as follows:

a. PFRS 3, *Business Combinations*
The Company applied PFRS to investments in associates on January 1, 2004. Adoption of PFRS resulted in the reversal of the balance of the unamortized negative goodwill included in investments in associates as of January 1, 2004 of ₱59.7 million as a credit to retained earnings and reversing the goodwill amortization in 2004 of ₱3.1 million. Loss on disposal of shares in 2004 (included in Costs and Expenses) also increased by ₱26.1 million pertaining to negative goodwill on shares foreclosed.

b. PAS 19, *Employee Benefits*
Under previous GAAP, pension benefits were actuarially determined and past service cost and experience adjustments were amortized over the expected average remaining working lives of the covered employees. Under PFRS, pension benefits are determined using the projected unit credit method. Actuarial gains and losses that exceed a 10% "corridor" are amortized over the expected average remaining working lives of participating employees and vested past service cost, recognized immediately (see Note 3). The adoption of PAS 19 increased net loss by ₱0.8 million for the year ended December 31, 2004 and increased retained earnings by ₱0.6 million and ₱1.4 million as of December 31, 2004 and January 1, 2004, respectively.

c. Financial Instruments
PAS 32, *Financial Instruments: Disclosure and Presentation*

PAS 32 covers the disclosure and presentation of all financial instruments. The standard requires more comprehensive disclosures about a company's financial instruments, whether recognized or unrecognized in the financial statements. New disclosure requirements include terms and conditions of financial instruments used by the entity, types of risks associated with financial instruments (market risk, foreign exchange risk, price risk, credit risk, liquidity risk and cash flow risk), fair value information of financial assets and financial liabilities and the entity's financial risk management policies and objectives. The standard also requires financial instruments to be classified as debt or equity in accordance with their substance and not their legal form. Additional disclosures required by the standard were included.

The standard also requires presentation of financial assets and financial liabilities on a net basis when an entity: (a) currently has a legally enforceable right to set off the recognized amounts; and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

PAS 39, *Financial Instruments: Recognition and Measurement*

PAS 39 establishes the accounting and reporting standards for the recognition and measurement of the entity's financial assets and financial liabilities. PAS 39 requires financial instruments at fair value through profit or loss to be recognized initially at fair value, including related transaction costs. Subsequent to initial recognition, an entity should measure financial assets at their fair values, except for loans and receivables and held-to-maturity investments, which are measured at amortized cost using the effective interest rate method. Financial liabilities are subsequently measured at amortized cost, except for liabilities classified under fair value through profit and loss and derivatives, which are subsequently measured at fair value.

PAS 39 also establishes the accounting and reporting standards requiring that every derivative instrument (including certain derivatives embedded in other contracts) be recorded in the balance sheets as either an asset or liability measured at its fair value. PAS 39 requires that changes in the derivative's fair value be recognized currently in the statements of income unless specific hedges allow a derivative's gains and losses to offset related results on the hedged item in the statements of income, or deferred in the stockholders' equity as "Cumulative translation adjustments". PAS 39 requires that an entity must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment.

Derivatives that are not designated and do not qualify as hedges are adjusted to fair value through income.

As allowed by the Securities and Exchange Commission (SEC), PAS 39 was adopted from January 1, 2005.

The change in accounting policy resulted in the reclassification of the Company's investments in various listed and non-listed shares of stock, previously classified as investments in marketable equity securities, to AFS investments. The change has no impact on stockholders' equity as of January 1, 2005.

Effect on the cash flow statements for 2004
There are no material differences between the cash flow statement prepared under PFRS and the cash flow statement presented under previous GAAP.

Other adopted PFRS
The Company also adopted the following revised and new standards. Comparative presentation has been amended and disclosures included as required by the standards. Adoption of these standards has no effect on stockholders' equity as at January 1 and December 31, 2004.

- PAS 1, *Presentation of Financial Statements;*
- PAS 2, *Inventories;*
- PAS 8, *Accounting Policies, Changes in Accounting Estimates and Errors;*
- PAS 10, *Events after the Balance Sheet Date;*
- PAS 17, *Leases;*
- PAS 21, *The Effects of Changes in Foreign Exchange Rates;*
- PAS 24, *Related Party Disclosures;*
- PAS 31, *Interests in Joint Venture;*
- PAS 33, *Earnings Per Share;* and
- PAS 40, *Investment Property*

Standards Effective Subsequent to 2005
The Company did not early adopt the following standards and amendments that have been approved but are not yet effective:

- Amendments to PAS 19, *Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures* - The revised disclosures from the amendments will be included in the Company's financial statements when the amendments are adopted in 2006.

- PFRS 6, *Exploration for and Evaluation of Mineral Resources,* effective 2006 - The Company will adopt PFRS 6 beginning January 1, 2006. The standard permits an entity to develop an accounting policy for exploration and evaluation assets without specifically considering the requirements of PAS 8. Thus, under PFRS 6, the entity may continue to use the accounting policies applied immediately before adopting PFRS 6. This includes continuing to use recognition and measurement practices that are part of those accounting policies. It also requires entities recognizing exploration and evaluation assets to perform an impairment test on those assets when facts and circumstances suggest that the carrying amount of the assets may exceed their recoverable amount. It varies the recognition of impairment from that in PAS 36, but measures the impairment in accordance with PAS 36 once the impairment is identified.

- *PFRS 7, Financial Instruments - Disclosures* - The revised disclosures on financial instruments provided by this standard will be included in the financial statements when the standard is adopted in 2007.

## 5. Cash and Cash Equivalents

| | 2005 | 2004 |
|---|---|---|
| Cash | ₱1,671,837 | ₱3,286,916 |
| Short-term investments | 7,020,516 | - |
| | ₱8,692,353 | ₱3,286,916 |

Cash with banks earn interest at the respective bank deposit rates. Short-term investments are made for varying periods up to three months depending on the immediate cash requirements of the Company, and earn interest at the respective short-term investment rates.

## 6. Receivables

| | 2005 | 2004 |
|---|---|---|
| Accounts with contract operator (see Note 7) | ₱26,291,799 | ₱12,605,009 |
| Advances to officers and employees | 462,029 | 534,897 |
| | ₱26,753,828 | ₱13,139,906 |

Accounts with contract operator represent the excess of proceeds from crude oil liftings over the amounts advanced by the contract operator for the Company's share in exploration, development and production expenditures relating to SC 14 as mentioned in Note 2.

## 7. Interest in Jointly Controlled Assets

The Company's interest in the jointly controlled assets in the various SCs and GSECs and any liabilities incurred jointly with the other venturers, as well as the related revenues and expenses of the venture, which are included in the financial statements, are as follows:

| | 2005 | 2004 |
|---|---|---|
| Current assets: | | |
| Receivables | ₱26,291,799 | ₱12,605,009 |
| Noncurrent assets: | | |
| Property and equipment - net | | |
| Wells, platform and other facilities | 586,490,003 | 583,407,178 |
| Less accumulated depletion | (291,906,556) | (289,517,895) |
| | 294,583,447 | 293,889,283 |
| Deferred oil exploration costs | 805,248,819 | 798,153,561 |
| Other noncurrent assets | 5,521,526 | 16,713,202 |
| | 1,105,353,792 | 1,108,756,046 |
| | ₱1,131,645,591 | ₱1,121,361,055 |
| Current liabilities: | | |
| Trade and other payables | ₱56,893,776 | ₱70,412,443 |
| Revenues: | | |
| Share in petroleum operations | ₱78,738,794 | ₱37,575,381 |
| Foreign exchange gains (losses) - net | (698,551) | (55,521) |
| | 78,040,243 | 37,519,860 |
| Share in cost and operating expenses: | | |
| Costs of petroleum operations | | |
| Production costs | 51,459,342 | 26,395,531 |
| Depletion | 2,388,662 | 1,639,111 |
| | 53,848,004 | 28,034,642 |
| | ₱24,192,239 | ₱9,485,218 |

## 8. Property and Equipment

| | Wells, Platforms and Other Facilities: SC14 Block C, D, Tara, Libro, Galoc, Verde and Deepwater | SC 14 Block A, B, and B-1 | Office Condominium Units and Improvements | Transportation equipment | Office Furniture, Fixtures and Equipment | Total |
|---|---|---|---|---|---|---|
| As of December 31, 2005: | | | | | | |
| At January 1, 2005, net of accumulated depletion and depreciation | ₱282,176,738 | ₱11,712,545 | ₱2,112,071 | ₱420,000 | ₱90,689 | ₱296,512,043 |
| Reclassification to investment property | - | - | (325,957) | - | - | (325,957) |
| Additions | 3,082,824 | - | - | 783,177 | 789,508 | 4,655,509 |
| Transfers | - | - | - | - | - | - |
| Disposals | - | - | - | - | - | - |
| Depletion and depreciation for the year | - | (2,388,662) | (700,471) | (1,203,177) | (128,843) | (4,421,153) |
| At December 31, 2005, net of accumulated depletion and depreciation | ₱285,259,562 | ₱9,323,883 | ₱1,085,643 | ₱ - | ₱751,354 | ₱296,420,442 |
| At January 1, 2005: | | | | | | |
| Cost | ₱294,462,379 | ₱288,944,799 | ₱14,009,422 | ₱6,852,131 | ₱10,066,668 | ₱614,335,399 |
| Accumulated depletion and depreciation | (12,285,641) | (277,232,254) | (11,897,351) | (6,432,131) | (9,975,979) | (317,823,356) |
| Net carrying amount | ₱282,176,738 | ₱11,712,545 | ₱2,112,071 | ₱420,000 | ₱90,689 | ₱296,512,043 |

*(forward)*

| | Wells, Platforms and Other Facilities | | | | | |
|---|---|---|---|---|---|---|
| | SC14 Block C, D, Tara, Libro, Galoc, Verde and Deepwater | SC 14 Block A, B, and B-1 | Office Condominium Units and Improvements | Transportation equipment | Office Furniture, Fixtures and Equipment | Total |
| At December 31, 2005: | | | | | | |
| Cost | ₱297,545,203 | ₱288,944,799 | ₱10,774,461 | ₱6,035,308 | ₱10,678,176 | ₱613,977,947 |
| Accumulated depletion and depreciation | (12,285,641) | (279,620,916) | (9,688,818) | (6,035,308) | (9,926,822) | (317,557,505) |
| Net carrying amount | ₱285,259,562 | ₱9,323,883 | ₱1,085,643 | ₱ - | ₱751,354 | ₱296,420,442 |
| As of December 31, 2004: | | | | | | |
| At January 1, 2004, net of accumulated depletion and depreciation | ₱283,705,387 | ₱13,002,197 | ₱2,812,542 | ₱1,265,750 | ₱358,465 | ₱301,144,341 |
| Additions | 3,321,864 | 349,459 | - | - | 60,960 | 3,732,283 |
| Transfers | (4,850,513) | - | - | - | - | (4,850,513) |
| Disposals | - | - | - | - | - | - |
| Depletion and depreciation for the year | - | (1,639,111) | (700,471) | (845,750) | (328,736) | (3,514,068) |
| At December 31, 2004, net of accumulated depletion and depreciation | ₱282,176,738 | ₱11,712,545 | ₱2,112,071 | ₱420,000 | ₱90,689 | ₱296,512,043 |
| At January 1, 2004: | | | | | | |
| Cost | ₱295,991,028 | ₱288,595,340 | ₱14,009,422 | ₱6,852,131 | ₱10,005,708 | ₱615,453,629 |
| Accumulated depletion and depreciation | (12,285,641) | (275,593,143) | (11,196,880) | (5,586,381) | (9,647,243) | (314,309,288) |
| Net carrying amount | ₱283,705,387 | ₱13,002,197 | ₱2,812,542 | ₱1,265,750 | ₱358,465 | ₱301,144,341 |
| At December 31, 2004: | | | | | | |
| Cost | ₱294,462,379 | ₱288,944,799 | ₱14,009,422 | ₱6,852,131 | ₱10,066,668 | ₱614,335,399 |
| Accumulated depletion and depreciation | (12,285,641) | (277,232,254) | (11,897,351) | (6,432,131) | (9,975,979) | (317,823,356) |
| Net carrying amount | ₱282,176,738 | ₱11,712,545 | ₱2,112,071 | ₱420,000 | ₱90,689 | ₱296,512,043 |

As discussed in Note 2, the temporary suspensions of the production and operation activities in the West Linapacan block raise uncertainties as to the realization of deferred exploration costs which is dependent upon additional discoveries of oil reserves, among others.

The balance of wells, platforms and other facilities includes capitalized interest costs relating to areas still for further development amounting to about ₱3.1 million in 2005 and ₱3.3 million in 2004.

## 9. Investments in Associates

The details of investments in associates carried under the equity method follow:

| | 2005 | 2004 |
|---|---|---|
| Acquisition cost: | | |
| EPHI | **₱285,559,241** | ₱285,545,486 |
| PentaCapital | **158,648,939** | 158,648,939 |
| Penta Holdings | **30,000,000** | 30,000,000 |
| | **474,208,180** | 474,194,425 |
| Accumulated equity in net earnings: | | |
| Balance at beginning of year, as previously reported | **97,602,216** | 148,009,662 |
| Effects of adoption of PFRS | **33,725,376** | 58,032,755 |
| Balance at beginning of year, as restated | **131,327,592** | 206,042,417 |
| Equity in net earnings for the year | **38,282,287** | 9,709,961 |
| Accumulated equity on disposed EPHI shares | **-** | (79,386,603) |
| Dividends received | **(9,280,555)** | (5,038,183) |
| Balance at end of year | **160,329,324** | 131,327,592 |
| Share in EPHI's revaluation increment on land and land improvements: | | |
| Balance at beginning of year, as previously reported | **294,860,608** | 483,869,872 |
| Effect of change in accounting for deferred income tax by EPHI | **-** | (44,937,283) |
| Balance at beginning of year, as restated | **294,860,608** | 438,932,589 |
| Revaluation increment on disposed EPHI shares | **-** | (143,698,753) |
| Share in change of EPHI's revaluation increment | **-** | (373,228) |
| Balance at end of year | **294,860,608** | 294,860,608 |
| | **₱929,398,112** | ₱900,382,625 |

Following is summarized financial information of EPHI, PentaCapital and Penta Holdings (in thousands):

| | 2005 | | | 2004 (As restated) | | |
|---|---|---|---|---|---|---|
| | EPHI | Penta Capital | Penta Holdings | EPHI | Penta Capital | Penta Holdings |
| Revenues | ₱1,669,145 | ₱73,171 | ₱905 | ₱813,114 | ₱120,466 | ₱2,341 |
| Income before other income (expenses) | 528,994 | 17,092 | 17 | 346,343 | 35,649 | 136 |
| Net income | 744,770 | 14,616 | (18,078) | 312,549 | 25,047 | 1,937 |
| Total assets | 19,448,815 | 530,422 | 352,357 | 18,775,101 | 540,108 | 371,096 |
| Investments and advances | 16,893,954 | 363,733 | 226,049 | 17,557,767 | 384,261 | 246,282 |
| Property and equipment | 49,270 | 45,158 | – | 84,570 | 46,047 | – |
| Total liabilities | 5,218,391 | 58,893 | 9 | 5,231,976 | 69,654 | 687 |

EPHI

EPHI was incorporated and registered with the SEC on October 21, 1987 to acquire, own, develop, subdivide, sell, mortgage, exchange, lease or hold for investment real estate of all kinds. EPHI's revenue consists primarily of its rental income from the lease of its properties.

PentaCapital

PentaCapital is a domestic investment house incorporated and registered with the SEC on September 8, 1993. PentaCapital offers comprehensive financial products and investment alternatives to clients; sponsors and facilitates capital formation from both domestic and foreign sources for the creation, expansion and modernization of commercial, industrial and agricultural enterprises; provides financial, technical, managerial and administrative assistance in the acquisition of ownership over investments, shares and securities; and engages in general financial and securities brokerage/dealership. PentaCapital's income consists mainly of syndication, consultancy and professional fees.

In 2005 and 2004, the reports of other auditors on PentaCapital's financial statements were qualified due to the following:

a. Nonrecognition of the assumption of past due receivables from a certain customer of PentaCapital Finance Corporation, a subsidiary, amounting to ₱1.0 million in 2005 and ₱2.5 million in 2004;

b. Nonrecognition of provision for probable losses on past due loan to a certain entity amounting to ₱0.6 million and ₱2.2 million, net of possible collection, in 2005 and 2004, respectively;

c. Recognition of management fee when cash is received rather than when earned resulting to overstatement of income recognized by ₱1.6 million in 2005 and ₱2.3 million in 2004;

d. Direct charge to retained earnings of current year expenses amounting to ₱9.4 million in 2005; and

e. Nonimpairment testing of goodwill acquired in a business combination amounting to ₱10.5 million as of December 31, 2005 and 2004.

The net effect of the above matters would have decreased PentaCapital's net income by ₱7.5 million in 2005 and ₱17.1 million in 2004, net of tax effect, had PentaCapital followed accounting principles generally accepted in the Philippines. For purposes of applying the equity method of accounting, the Company adjusted the financial statements of PentaCapital to conform with generally accepted accounting principles. The adjustment decreased the Company's net income by ₱3.0 million in 2005 and increased net loss by ₱6.8 million in 2004.

The adjustments on PentaCapital's accumulated equity in net earnings and correspondingly on the Company's investment and equity in the net earnings of PentaCapital have no effect on the taxable income of current and prior years.

Penta Holdings

Penta Holdings was incorporated on June 26, 1996 primarily to engage in various real estate, financial and securities transactions. Penta Holdings' revenues consist mainly of interest income from short-term investments.

Undistributed Earnings of Associates

The undistributed earnings of associates included in the Company's retained earnings amounting to ₱160.3 million in 2005 and ₱131.3 million in 2004, based on their financial statements, are not currently available for distribution as dividends unless declared by the associates.

## 10. Available-For-Sale Investments/Investments in Marketable Equity Securities and Other Investments

The details of available-for-sale investments in 2005 are as follows:

| | Cost | Fair Value |
|---|---|---|
| Atlas Consolidated Mining and Development Corporation | ₱101,061,306 | ₱18,115,099 |
| APHC - A | 49,095,645 | 42,392,900 |
| Vulcan Industrial & Mining Corporation (VIMC) - A | 16,061,971 | 4,110,314 |
| United Paragon Mining Corporation (UPMC) - A | 12,803,152 | 1,893,393 |
| Fil-Estate Land, Inc. | 10,423,888 | 2,489,664 |
| South China Resources, Inc. | 2,775,235 | 1,334,195 |
| Camp John Hay | 20,305,556 | 2,805,000 |
| Others | 11,871,105 | 11,414,714 |
| | ₱224,397,858 | ₱84,555,279 |

In 2004, investments in marketable equity securities and other investments consist of:

| | |
|---|---|
| Marketable securities - at lower of aggregate cost or market value | |
| Cost | ₱204,092,302 |
| Less allowance for decline in market value | 158,419,567 |
| | 45,672,735 |
| Other investment - Camp John Hay Golf Club, Inc. | |
| Cost | 20,305,555 |
| Less allowance for decline in market value | 10,105,548 |
| | 10,200,007 |
| | ₱55,872,742 |

The details of marketable equity securities in 2004 are as follows:

| | Cost | Market Value |
|---|---|---|
| Atlas Consolidated Mining and Development Corporation | ₱101,061,306 | ₱12,024,678 |
| APHC - A | 49,095,645 | 15,460,940 |
| Vulcan Industrial & Mining Corporation (VIMC) - A | 16,061,971 | 2,117,434 |
| United Paragon Mining Corporation (UPMC) - A | 12,803,152 | 1,363,243 |
| Fil-Estate Land, Inc. | 10,423,888 | 2,800,872 |
| South China Resources, Inc. | 2,775,235 | 489,205 |
| Others | 11,871,105 | 11,416,363 |
| | ₱204,092,302 | ₱45,672,735 |

As of December 31, 2004, the marketable securities are carried at their aggregate market values which are lower than their aggregate cost of ₱204.1 million. The gross unrealized losses on decline in market value of marketable securities in 2004 amounted to ₱158.4 million.

On January 1, 2005, investments in marketable equity securities and other investments were classified as AFS investments.

## 11. Deferred Oil Exploration Costs

The balance of deferred oil exploration costs includes capitalized interest costs amounting to ₱3.3 million in 2005 and ₱9.5 million in 2004.

The full recovery of the deferred oil exploration costs incurred in connection with the Company's participation in the acquisition, exploration of petroleum concessions is dependent upon the discovery of oil and gas in commercial quantities from the respective petroleum concessions and the success of the future development thereof.

As discussed in Note 2, the Company no longer sees any technical justification to participate in any exploration activity in SW Palawan block. In view of this, the Company made a provision for probable losses on the exploration activity in the area amounting to ₱4.6 million in 2005.

In 2004, the Company provided for probable losses on the deferred oil exploration costs related to GSEC 75 amounting to ₱37.5 million.

## 12. Other Noncurrent Assets

| | 2005 | 2004 |
|---|---|---|
| Accrued interest receivables (see Note 18) | ₱65,715,295 | ₱56,191,784 |
| Accounts with partners (see Note 7) | 5,521,526 | 16,713,202 |
| Dividends receivable | 2,250,000 | 2,250,000 |
| Others | 3,513,556 | 878,520 |
| | 77,000,377 | 76,033,506 |
| Less allowance for doubtful accounts (see Note 18) | 3,678,279 | 3,678,279 |
| | ₱73,322,098 | ₱72,355,227 |

Accounts with partners represent the Company's share in the exploration, development and production expenditures in the SCs and GSECs mentioned in Note 2 advanced by the Company, net of cash contributions.

Dividends receivable represents the Company's share in the dividends declared by Penta Holdings.

## 13. Loans Payable

| | 2005 | 2004 |
|---|---|---|
| Loans obtained from local banks: | | |
| RCBC | ₱28,248,902 | ₱29,946,286 |
| Bank of the Philippine Islands (BPI) | - | 28,000,000 |
| | ₱28,248,902 | ₱57,946,286 |

Loans obtained from local banks
In 2006, the Company's loans with RCBC amounting to ₱28.2 million as of December 31, 2005 were redenominated from US Dollars to Philippine pesos.

On December 29, 2004, BPI approved the reinstatement of the Company's ₱28 million loan into two (2) new short term loans of ₱18 million and ₱10 million. The reinstated loans have terms of 360 days, bears interest at prevailing market rate, are secured by existing participation in the mortgage trust indenture on the Company's four condominium units and existing pledge on 43,646,000 EPHI shares and pledge on subsequent/future stock dividends on these shares, and were used to pay-off the Company's existing loans with BPI. These loans were fully settled in 2005.

Due to the continuing difficulty of the Company to settle its liability to DBP, the pledged shares on the loans were sold by public auction by DBP on January 23, 2004. Total liabilities extinguished by the disposal of the EPHI shares amounted to ₱82.6 million (inclusive of interests and penalties). The said disposal resulted to a loss of ₱255.7 million in 2004.

Interest on the bank loans is computed based on prevailing bank rates, ranging from 11% to 13% in 2005 and 2004.

## 14. Trade and Other Payables

| | 2005 | 2004 |
|---|---|---|
| Trade (see Note 7) | ₱55,568,649 | ₱65,870,666 |
| Accrued interest (see Notes 13, 15 and 18) | 47,576,669 | 24,446,245 |
| Accounts with partners (see Note 7) | 12,911,786 | 12,266,458 |
| Others | 2,668,598 | 6,330,492 |
| | ₱118,725,702 | ₱108,913,861 |

Accounts with partners represent the Company's share in the exploration, development and production expenditures in the SCs and GSECs mentioned in Note 2, advanced for the Company by other partners, net of cash payments.

## 15. Long-term Debt

| | 2005 | 2004 |
|---|---|---|
| Metropolitan Bank and Trust Co. (MBTC) | ₱59,987,965 | ₱59,987,965 |
| PentaCapital (see Note 18) | 25,000,000 | 20,000,000 |
| UCPB | - | 78,322,578 |
| | 84,987,965 | 158,310,543 |
| Current portion of long-term debt | 84,987,965 | 123,813,325 |
| | ₱ - | ₱34,497,218 |

On December 27, 2002, the Company and MBTC entered into an agreement to refinance the maturing short-term loan on December 26, 2002 amounting to ₱60.0 million. As approved by MBTC's Executive Committee, the short-term loan was converted into a five-year loan, inclusive of a six-month grace period on principal repayments. The principal will be paid in eighteen equal quarterly installments of ₱3.3 million commencing at the end of the 9th month from the drawdown date. The term loan is fully secured by certain properties of a related company.

Interest will be at the prevailing lending rate. MBTC waived the commitment fees and pre-payment penalties on the loan. In 2003, the Company was unable to pay the two principal installments due on September 26, 2003 and December 26, 2003 amounting to ₱6.6 million and has difficulty paying interests accruing on the principal loan balance. Accordingly, the whole amount of the loan was classified as current.

In December 2004, the Company entered into an agreement with PentaCapital to obtain a loan amounting to ₱85 million which was subsequently reduced to ₱50 million. The total loan drawn is payable on or before January 15, 2006 and bears interest of 15% per annum for the first drawdown and is subject to monthly repricing beginning February 15, 2005. The loan is secured by a pledge of the shares of stock of PentaCapital and Penta Holdings owned by the Company. As of December 31, 2005, the Company had drawn ₱25.0 million from this facility.

The outstanding principal and accrued interest on the UCPB loans were restructured effective November 15, 2004 into 2 new term loans of ₱67.1 million and ₱11.2 million. The restructured loans are payable over a period of 1 year and 8 months with monthly principal and interest payments of ₱1.0 million, a bullet payment of ₱39.0 million on the 5th month and the balance of ₱30.07 million payable upon maturity. The loans are secured by a deed of pledge over various shares of stock owned by the Company and the joint and solidary obligation of the Company's president for collateral shortfall. These loans were fully settled in 2005.

## 16. Capital Stock

| | Number of Shares | Amount |
|---|---|---|
| Class A | 930,000,000 | ₱930,000,000 |
| Class B | 620,000,000 | 620,000,000 |
| | 1,550,000,000 | ₱1,550,000,000 |

The two classes of shares enjoy the same rights and privileges except that Class A shares shall be issued solely to Philippine nationals while Class B shares may be issued to either Philippine or foreign nationals. The Company's capital stock's most recent registration with the Philippine Stock Exchange was on January 27, 1994. The Company has a total of 10,933 shareholders in 2005 and 11,086 shareholders in 2004.

The details and changes in the Company's issued and subscribed shares follow:

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | Number of Shares | Amount | Number of Shares | Amount |
| Issued: | | | | |
| Common Class A | | | | |
| Balance at beginning of year | 882,927,891 | ₱882,927,891 | 882,927,891 | ₱882,927,891 |
| Issuance of shares | 6,537 | 6,537 | - | - |
| Balance at end of year | 882,934,428 | 882,934,428 | 882,927,891 | 882,927,891 |
| Common Class B | 599,138,951 | 599,138,951 | 599,138,951 | 599,138,951 |
| | 1,482,073,379 | ₱1,482,073,379 | 1,482,066,842 | ₱1,482,066,842 |

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | Number of Shares | Amount | Number of Shares | Amount |
| Subscribed: | | | | |
| Common Class A | | | | |
| Balance at beginning of year | 35,639,812 | ₱35,639,812 | 35,639,812 | ₱35,639,812 |
| Issuance of shares | (6,537) | (6,537) | - | - |
| Balance at end of year | 35,633,275 | 35,633,275 | 35,639,812 | 35,639,812 |
| Common Class B | 17,237,362 | 17,237,362 | 17,237,362 | 17,237,362 |
| | 52,870,637 | ₱52,870,637 | 52,877,174 | ₱52,877,174 |

17. Basic Income (Loss) Per Share

| | 2005 | 2004 (As restated, see Note 4) |
|---|---|---|
| Net income (loss) | ₱2,744,795 | (₱308,281,512) |
| Weighted average number of issued and subscribed shares | 1,534,944,016 | 1,534,944,016 |
| Income (loss) per share | ₱0.0018 | (₱0.2008) |

18. Related Party Disclosures

The Company, in the normal course of business, has transactions with related parties (companies with common shareholders) which principally consist of loans and cash advances. Interest income related to receivables from related parties amounted to ₱9.5 million in 2005 and ₱7.4 million in 2004. Interest expense related to loans from related parties amounted to ₱37.6 million in 2005 and ₱14.6 million in 2004.

a. Amounts due from related parties are summarized as follows:

| | Advances to Related Companies | | Accrued Interest Receivables | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| UPMC | ₱26,677,076 | ₱25,695,101 | ₱25,760,217 | ₱22,263,986 |
| VIMC (see Note 27) | 24,179,106 | 23,814,412 | 18,176,672 | 13,771,621 |
| Fil-Energy Corporation | 14,251,893 | 14,251,893 | 18,100,126 | 16,477,898 |
| Ocean Composite Yacht, Inc. (OCYI) | 4,500,000 | 4,500,000 | 2,955,344 | 2,955,344 |
| Pacific Rim Export Holdings, Corp. (Primex) | 1,114,118 | 1,114,118 | 722,935 | 722,935 |
| Others | 1,072,359 | 1,071,259 | - | - |
| | 71,794,552 | 70,446,783 | 65,715,294 | 56,191,784 |
| Less allowance for doubtful accounts | 5,614,118 | 5,614,118 | 3,678,279 | 3,678,279 |
| | ₱66,180,434 | ₱64,832,665 | ₱62,037,015 | ₱52,513,505 |

Current and noncurrent portion of advances to related companies are as follows:

| | 2005 | 2004 |
|---|---|---|
| Current | ₱39,503,358 | ₱ - |
| Noncurrent | 26,677,076 | 64,832,665 |
| | ₱66,180,434 | ₱64,832,665 |

Management believes that the full amount of receivables from OCYI and Primex are no longer collectible. Accordingly, the Company fully provided for its total receivables from OCYI and Primex in 2002.

b. Amounts due to related companies are summarized as follows:

| | Loans Payable/Long-term Debt | | Advances from Related Companies | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| PentaCapital | ₱25,000,000 | ₱20,000,000 | ₱ - | ₱46,655 |
| National Bookstore, Inc. | - | - | 32,221,956 | 32,221,956 |
| Alakor Corporation | - | - | 43,199 | 43,199 |
| APHC | - | - | 4,190,620 | 2,315,221 |
| Euronote Profits Ltd. | - | - | 218,085,589 | 75,695,843 |
| Shareholders and others | - | - | 3,054,250 | 4,054,250 |
| | ₱25,000,000 | ₱20,000,000 | ₱257,595,614 | ₱114,377,124 |

Loans and advances from related companies bear interest at 15% - 21% per annum.

The compensation of key management personnel of the Company follows:

| | 2005 | 2004 |
|---|---|---|
| Short-term employee benefits | ₱9,595,510 | ₱1,623,707 |
| Post-employment benefits | 10,859,550 | 9,474,713 |
| | ₱20,455,060 | ₱11,098,420 |

## 19. Share in Costs and Operating Expenses

| | 2005 | 2004 (As restated, see Note 4) |
|---|---|---|
| Petroleum operations (see Note 2) | ₱39,190,852 | ₱25,839,824 |
| Personnel (see Note 21) | 8,952,083 | 555,707 |
| Outside services | 3,316,407 | - |
| Depletion and depreciation (see Note 8) | 2,388,662 | 1,639,111 |
| | ₱53,848,004 | ₱28,034,642 |

## 20. General and Administrative Expenses

| | 2005 | 2004 (As restated, see Note 4) |
|---|---|---|
| Personnel (see Note 21) | ₱9,325,981 | ₱6,799,536 |
| Outside services | 2,824,104 | 478,840 |
| Depreciation (see Note 8) | 2,032,491 | 1,874,957 |
| Dues and subscriptions | 1,758,587 | 1,566,132 |
| Utilities | 1,598,697 | 1,549,514 |
| Transportation and travel | 1,171,731 | 310,324 |
| Supplies | 1,020,562 | 122,264 |
| Taxes and licenses | 854,629 | 423,262 |
| Entertainment, amusement and recreation | 829,091 | 60,072 |
| Repairs and maintenance | 190,711 | 340,675 |
| Insurance | 123,305 | 169,621 |
| Advertising | 43,225 | 57,480 |
| Others | 1,280,712 | 1,180,276 |
| | ₱23,053,826 | ₱14,932,953 |

## 21. Personnel Expenses

| | 2005 | 2004 (As restated, see Note 4) |
|---|---|---|
| Salaries and wages | ₱15,114,957 | ₱5,120,929 |
| Employees' benefits (Note 22) | 2,855,800 | 1,948,748 |
| Social expenses | 307,307 | 285,565 |
| | ₱18,278,064 | ₱7,355,242 |

## 22. Pension Benefit

The Company has a defined benefit pension plan covering substantially all of its employees, which require contributions to be made to separately administered funds.

The following tables summarize the components of net benefit expense recognized in the statements of income and the funded status and amounts recognized in the balance sheets for the plan.

*Net benefit expense*

| | 2005 | 2004 (As restated, see Note 4) |
|---|---|---|
| Current service cost | ₱571,075 | ₱500,943 |
| Interest cost on benefit obligation | 1,809,839 | 1,541,962 |
| Expected return on plan assets | (1,085,075) | (1,014,292) |
| Unrecognized plan assets due to ceiling | - | (272,945) |
| Net benefit expense | ₱1,295,839 | ₱755,668 |

*Pension asset (liability)*

| | 2005 | 2004 (As restated, see Note 4) |
|---|---|---|
| Fair value of plan assets | ₱11,037,015 | ₱13,563,443 |
| Defined benefit obligation | 11,537,548 | 12,927,419 |
| | (500,533) | 636,024 |
| Unrecognized actuarial losses | (159,282) | - |
| | (₱659,815) | ₱636,024 |

Changes in the present value of the defined benefit obligation are as follows:

| | 2005 | 2004 (As restated, see Note 4) |
|---|---|---|
| Opening defined benefit obligation | ₱12,927,419 | ₱11,014,018 |
| Interest cost | 1,809,839 | 1,541,962 |
| Current service cost | 571,075 | 500,943 |
| Benefits paid | (3,770,785) | (129,504) |
| Closing defined benefit obligation | ₱11,537,548 | ₱12,927,419 |

Changes in the fair value of plan assets are as follows:

| | 2005 | 2004 |
|---|---|---|
| Opening fair value of assets | ₱13,563,443 | ₱12,678,655 |
| Expected return | 1,085,075 | 1,014,292 |
| Benefits paid | (3,770,785) | (129,504) |
| Actuarial gains | 159,282 | - |
| Closing fair value of plan assets | ₱11,037,015 | ₱13,563,443 |

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

| | % |
|---|---|
| Deposits in banks | 1 |
| Fixed income securities | 97 |
| Others | 2 |
| Total | 100 |

The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled.

The principal assumptions used in determining pension benefit obligations in 2005 and 2004 for the Company's plan are shown below:

| | |
|---|---|
| Discount rate | 14% |
| Expected rate of return on assets | 8% |
| Future salary increase | 10% |

## 23. Income Taxes

The provision for income tax consists of:

| | 2005 | 2004 |
|---|---|---|
| MCIT | ₱750,895 | ₱400,649 |
| Final taxes on interest income | 13,512 | 1,417 |
| | ₱764,407 | ₱402,066 |

A reconciliation of income tax expense applicable to income (loss) before income tax at the statutory income tax rate to the provision for income tax follows:

| | 2005 | 2004 (As restated, see Note 4) |
|---|---|---|
| Income tax at statutory rate | ₱1,140,491 | (₱98,521,423) |
| Add (deduct) tax effects of: | | |
| Expired net operating loss carryover (NOLCO) and MCIT | 11,373,820 | 15,442,433 |
| Unrecognized deferred income tax assets | 7,018,757 | 4,657,120 |
| Equity in net earnings of associates | (12,441,743) | (3,107,188) |
| Change in tax rate | (5,079,437) | - |
| Dividend income not subject to income tax | (341) | (171,413) |
| Loss on disposal of EPHI shares (see Notes 9 and 13) | - | 81,830,556 |
| Others | (1,247,140) | 271,981 |
| | ₱764,407 | ₱402,066 |

Deferred tax assets on the following items have not been recognized as management believes that it is more likely that these will not be recovered through future operations:

| | 2005 | 2004 |
|---|---|---|
| NOLCO | ₱41,248,755 | ₱38,122,536 |
| Provision for probable losses | 14,729,866 | 12,009,167 |
| Allowance for doubtful accounts | 3,252,339 | 2,973,567 |
| MCIT | 1,247,414 | 807,890 |
| Pension expense | 453,543 | - |
| | ₱60,931,917 | ₱53,913,160 |

As of December 31, 2005, NOLCO and MCIT that can be claimed as deduction from future taxable income or used as deduction against future income tax liabilities, respectively, follows:

| Year incurred | Expiry date | NOLCO | MCIT |
|---|---|---|---|
| 2003 | 2006 | ₱58,987,394 | ₱95,870 |
| 2004 | 2007 | 26,107,225 | 400,649 |
| 2005 | 2008 | 32,758,966 | 750,895 |
| | | ₱117,853,585 | ₱1,247,414 |

The movements in NOLCO and MCIT follow:

| NOLCO | 2005 | 2004 |
|---|---|---|
| Beginning balance | ₱119,132,925 | ₱139,793,277 |
| Additions | 32,758,966 | 26,107,225 |
| Expirations | (34,038,306) | (46,767,577) |
| Ending balance | ₱117,853,585 | ₱119,132,925 |

| MCIT | 2005 | 2004 |
|---|---|---|
| Beginning balance | ₱807,890 | ₱884,049 |
| Additions | 750,895 | 400,649 |
| Expiration | (311,371) | (476,808) |
| Ending balance | ₱1,247,414 | ₱807,890 |

Republic Act (RA) No. 9337 was recently enacted into law effective November 1, 2005 amending various provisions in the existing 1997 National Internal Revenue Code of the Philippines. Among the reforms introduced by the said RA are as follows:

- Increase in the corporate income tax rate from 32% to 35%, with a reduction thereof to 30% beginning January 1, 2009;
- Expanded the scope of transactions subject to VAT which includes the sale of petroleum products;
- Grant of authority to the Philippine President to increase the 10% value added tax (VAT) rate to 12% effective January 1, 2006, subject to compliance with certain economic conditions;
- Revised invoicing and reporting requirements for VAT; and
- Provided thresholds and limitation on the amount of VAT credits that can be claimed.

Due to the enactment of the RA, the effective statutory income tax rate as of December 31, 2005 is at 32.5%. The deferred income tax assets and liabilities as of December 31, 2005 were measured using the appropriate corporate income tax rate on the year it is expected to be reversed or settled.

On January 31, 2006, the Bureau of Internal Revenue issued Revenue Memorandum Circular No. 7-2006 increasing the VAT rate from 10% to 12%, effective February 1, 2006.

## 24. Commitments and Contingencies

The Company's share in the exploration expenditures in the SCs and GSECs mentioned in Note 2 is approximately US$0.5 million (₱27.8 million) in 2006.

## 25. Financial Risk Management Objectives and Policies

The Company's principal financial instruments comprise of cash and available-for-sale investments. The main purpose of these financial instruments is to raise funds for the Company's operations. The Company has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

It is, and has been throughout the year under review, the Company's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Company's financial instruments are liquidity risk, foreign currency risk, and credit risk. The BOD reviews and agrees policies for managing each of these risks and they are summarized below.

*Credit Risk*
The Company's principal credit risk is its dependence on one customer. In the event of any law or regulations or as a result of such law or regulation, the interest of the Company might be materially reduced, prejudiced or severely affected.

With respect to credit risk arising from the other financial assets of the Company, which comprise of cash and cash equivalents and available-for-sale financial assets, the Company's exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

*Liquidity Risk*
The Company's objective is to maintain a balance between continuity of funding and flexibility.

## 26. Financial Instruments

Fair Values
Set out below is a comparison by category of carrying amounts and fair values of all of the Company's financial instruments in 2005 follows:

| | Carrying Amount | Fair Value |
|---|---|---|
| Financial assets: | | |
| Cash and cash equivalents | ₱8,692,353 | ₱8,692,353 |
| Trade and other receivables | 26,753,828 | 26,753,828 |
| Advances to related parties | 66,180,434 | 66,180,434 |
| AFS investments | 84,555,279 | 84,555,279 |
| Other financial assets | 73,322,098 | 73,322,098 |

*(forward)*

| | Carrying Amount | Fair Value |
|---|---|---|
| Financial liabilities: | | |
| Trade and other payables | 118,725,702 | 118,725,702 |
| Loans payable and current portion of long term debt | 113,236,867 | 113,236,867 |
| Advances from related parties | 257,595,614 | 257,595,614 |
| Other financial liabilities | 6,676,595 | 6,676,595 |

Fair Value of Financial Instruments
Fair value is defined as the amount at which the financial instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm's length transaction, other than in a forced liquidation or sale. Fair values are obtained from quoted market prices, discounted cash flow models and option pricing models, as appropriate.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

*Cash and cash equivalents and receivables*
The carrying amount of cash and cash equivalents and trade and other receivables approximate fair value due to the relatively short-term maturity of these financial instruments.

*Variable-rate borrowings*
Where the repricing of the variable-rate interest bearing loan is frequent, the carrying amount approximates the fair value. Otherwise, the fair value is determined by discounting the principal plus the known interest payment using current market rates.

*AFS financial assets*
The fair values of the AFS financial assets are based on quoted market prices.

## 27. Event After the Balance Sheet Date

In May 2006, VIMC and the Company entered into a deed of absolute assignment wherein VIMC assigned and transferred TPC shares owned by it to the Company by way of dacion en pago in settlement of VIMC's certain obligations to the Company amounting to ₱40.7 million as of December 31, 2005.

## 28. Supplemental Information on Statements of Cash Flows

Noncash investing and financing activities in 2004 follow:

a. Settlement of DBP loans and interest of ₱64,799,147 and ₱17,757,326, respectively, from the proceeds of the disposal of EPHI shares with a carrying value of ₱274,695,105 and noncurrent marketable securities with a cost of ₱37,491,082 (see Notes 9 and 13);

b. Restructuring of interest on UCPB loans as principal of ₱11,228,825;

c. Payment of the PentaCapital loan and interest by a related party of ₱68,379,508 and ₱1,221,792, respectively; and,

d. Offsetting of accounts with related parties of ₱3,821,470.

## Board of Directors

ALFREDO C. RAMOS
*Chairman*

NICASIO I. ALCANTARA

GERARD H. BRIMO[a]

WALTER W. BROWN

CHRISTOPHER M. GOTANCO[b]

MAXIMO G. LICAUCO III[c]

TEODORO L. LOCSIN, JR.[d]

FRANCISCO A. NAVARRO[e]

HONORIO A. POBLADOR III

ADRIAN S. RAMOS[f]

PRESENTACION S. RAMOS

AUGUSTO B. SUNICO

## Officers

ALFREDO C. RAMOS
*President*

FRANCISCO A. NAVARRO
*Executive Vice President*

REYNALDO E. NAZAREA
*Treasurer & Vice President – Administration*

ALESSANDRO O. SALES
*Vice President – Exploration*

ADRIAN S. ARIAS
*Corporate Secretary*

[a] *Resigned as Director on October 26, 2005*
[b] *Elected as Director on August 17, 2005*
[c] *Resigned as Director on March 16, 2006*
[d] *Resigned as Director on August 17, 2005*
[e] *Elected as Director on March 22, 2006*
[f] *Elected as Director on January 18, 2006*

## Corporate Directory

INDEPENDENT PUBLIC ACCOUNTANTS
SyCip Gorres Velayo & Co

TRANSFER AGENT
Fidelity Stock Transfers, Inc.

CORPORATE OFFICES
Quad Alpha Centrum
125 Pioneer Street
Mandaluyong City 1550
P.O. Box 12501, Ortigas Center Post Office
Pasig City, Philippines
Phone Nos. (632) 631-8151 to 52
631-1801 to 05
Fax: (632) 631-8080 • (632) 631-5310
Email Address: info@philodrill.com
Website: http://www.philodrill.com

BANKERS
Bank of the Philippine Islands
Citibank – N.A.
Rizal Commercial Banking Corporation
Metropolitan Bank & Trust Company
Unionbank of the Philippines
United Coconut Planters Bank